Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	3
4:	Overview of Financial Results	5
5:	Mines and Development Projects	15
6:	Non-GAAP Measures	27
7:	Business Acquisitions	29
8:	Liquidity and Capital Resources	30
9:	Capitalization	32
10:	General and Administrative Expenses	34
11:	Foreign Exchange	34
12:	Investments and Investment Income	35
13:	Income Taxes	37
14:	Closure and Reclamation Costs	39
15:	Derivatives	39
16:	Contractual Commitments	42
17:	Contingencies	42
18:	Off-Balance Sheet Arrangements	43
19:	Gold and Copper Markets	43
20:	Reserve Estimates	43
21:	Exploration and Development	45
22:	Depletion and Impairment of Mineral Properties	49
23:	Risks and Uncertainties	49
24:	Critical Accounting Policies and Estimates	53
25:	IFRS Changeover Plan	56
26:	Recent Accounting Pronouncements	58
27:	Disclosures Controls and Procedures	60

i

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.                                      CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian incorporated gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  The Company has significant properties involved in gold production, gold development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America.  The Company is producing gold and other precious metals at intermediate company production levels in addition to significant copper production.

Company management plans to continue to build on its existing production base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

2.                                      HIGHLIGHTS

Overview

•                  Substantially completed construction of Gualcamayo and São Vicente for a total of nine mines operating in 2009. First gold pour at São Vicente and Gualcamayo in early January 2009.

•                  Further advanced four development stage gold properties in 2008. 100% of Yamana’s targeted growth is in gold, consolidating the Company’s position as a precious metals producer.

•                  Advanced the strength of the balance sheet and financial position of the Company to counter the impact of a developing economic situation in late 2008.

•                  Undertook a plan to take the time to properly develop assets to provide prudent and disciplined growth.

Financial

Twelve months ended December 31, 2008

•                  Annual revenues of $1.1 billion, an increase of more than 40% over 2007.

•                  Net earnings of $434.8 million or $0.63 basic earnings per share compared with $157.2 million or $0.38 basic earnings per share for 2007, an increase of more than 65% on a per share basis.

•                  Cash flow from operations before changes in non-cash working capital (a non-GAAP measure — see Section 6) of $425.6 million for the year and cash flow from operations after changes in non-cash working capital of $328.7 million compared to $280.1 million and $281.1 million respectively for 2007.

•                  Cash at the end of the year of $170.1 million and available borrowing capacity of $500.0 million under a revolving line of credit of which approximately $250.0 million remains undrawn.

Three months ended December 31, 2008

•                  Revenues, net earnings and cash flow from operations were impacted by a significant non-recurring pricing adjustment driven by a significant change in copper prices on sales of copper concentrate, with a negative impact of $74.1 million on revenues and $80.7 million on cash flows.

•                  Revenues of $114.1 million, down 48% from the fourth quarter of 2007. Excluding the copper pricing adjustment, fourth quarter revenues would have been $188.2 million.

•                  Net earnings of $179.4 million or $0.25 basic earnings per share compared with $47.1 million or $0.08 basic earnings per share for the same quarter in 2007.

•                  Cash flow from operations after changes in non-cash working capital of $103.4 million compared with $145.8 million in the fourth quarter in 2007.

Operational

Twelve months ended December 31, 2008

•                  Total production of 982,897 gold equivalent ounces for the year, an increase of 65% over 2007.

•                  Co-product cash costs of $384 per ounce of gold. Cash costs at our largest mines: El Peñón - $308 per gold equivalent ounce and Chapada $337 per gold ounce.

•                  By-product cash costs of $136 per gold equivalent ounce after copper by-product credits. (Cash cost per ounce is a non-GAAP measure — see Section 6)

•                  Increase in gold equivalent ounce production at El Peñón to more than 400,000 ounces.

•                  Increased production at Jacobina by 19,164 gold ounces or 35% and decreased cash costs by $130 per ounce.

Three months ended December 31, 2008

•                  Production of 254,774 gold equivalent ounces for the quarter, an increase of 8% over the third quarter of 2008.

•                  Co-product cash costs of $383 per ounce. An improvement of 16% over the third quarter.

•                  Jacobina gold production increased by 27% compared to the third quarter.

•                  Increased production at São Francisco by 16% over the third quarter.

•                  Reduced cash costs at Jacobina by $199 per ounce, or by 26% compared to the third quarter.

•                  Reduced cash costs at San Andrés by $225 per ounce, or by 34% compared to the third quarter.

•                  Commenced operations at Gualcamayo and São Vicente with their first gold pour in early January 2009. Commercial production is expected to begin in mid-2009 for average annual production of 195,000 to 210,000 ounces of gold at Gualcamayo and 55,000 to 60,000 ounces of gold at São Vicente.

Development and Exploration

•                  Exploration results received at El Peñón continue to support the Company’s view that El Peñón will be able to achieve an increased sustainable annual rate of production of 500,000 gold equivalent ounces per year. Increased production will be achieved by increasing tonnage and reducing grind size to increase plant capacity.

•                  Expansion at Jacobina achieved the planned plant capacity with ore processing targeted at an average of 5,700 tonnes per day in 2009. The second phase expansion will continue in 2009 toward a targeted plant capacity of 7,500 tonnes per day.

•                  In the fourth quarter, the Company completed an updated feasibility study for expansion at Chapada and immediately commenced the first phase of expansion to 20 million tonnes per year with completion expected by mid-2009. This will be followed by the second phase expansion to 24 million tonnes per year with completion expected in early 2010.

•                  Commissioning for the expansion at Minera Florida began in the fourth quarter, resulting in a throughput increase to 2,000 tonnes per day for a target production level of up to 120,000 gold equivalent ounces beginning in 2010.

•                  Total proven and probable reserves increased by approximately 1.4 million ounces of contained gold or 8% compared with 2007, after the replenishment of 2008 production.

•                  Increased total measured and indicated resources by approximately 2.8 million contained gold ounces or 22% compared to the prior year.

3.                                      OUTLOOK AND STRATEGY

The Company remains focused on the core mines, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures.

During the current unsettling times of the global economy, the Company has stayed the course and remained committed to optimize its liquidity and control of costs.

Total cash on hand as of December 31, 2008 exceeds $170.0 million. The Company completed equity financing for $108.0 million (Cdn$135.0 million) before issue costs, and secured a further $200.0 million revolving credit facility in December. The Company is well positioned financially to fund its strategic growth plan where enhancements, expansions, improvements and development of existing assets are expected to drive production toward the Company’s objective to produce approximately 2.0 million gold equivalent ounces per year beginning in 2012.

Yamana’s production plan is focused on disciplined growth targeting a range of 1.3 to 1.4 million gold equivalent ounces in 2009 and 1.4 to 1.5 million gold equivalent ounces in 2010 from mines currently in production, 1.6 million gold equivalent ounces in 2011 and more than 2.0 million gold equivalent ounces in 2012. Production targets are based on existing reserves and resources and proposed increases at exploration projects now being evaluated. The Company will continue to evaluate the further expansion at each of El Peñón and Minera Florida. With these expansions and the development of Mercedes, Pilar, C1 Santa Luz and Ernesto/Pau-a-Pique, the Company expects to achieve the above production targets.

Estimated gold production for 2009 and 2010 is detailed below. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Estimated silver production of approximately 12 million ounces for each of 2009 and 2010 is treated as a gold equivalent on that basis.

	2009	2010
Gold Production Estimates (in thousands of ounces)
Chapada	140 - 155	135 - 145
El Peñón (GEO) (i)	435 - 465	460 - 480
São Francisco	75 - 85	90 - 115
Gualcamayo	195 - 210	220 - 235
Jacobina	115 - 125	120 - 140
San Andrés	70 - 75	70 - 80
Fazenda Brasileiro	90 - 95	85 - 95
Minera Florida (GEO) (i)	105 - 110	110 - 120
São Vicente	55 - 60	50 - 55
Alumbrera (ii)	55 - 60	50
Total GEO (including silver) (i)	1,335 - 1,440	1,390 - 1,515

Copper Production Estimates (in millions of pounds) (iii)	145 - 150	150 - 160

(i) GEO calculations are based on assumed gold to silver ratio of 55:1 which is a three-year historical average.

(ii) Represents Yamana’s 12.5% share of Alumbrera production.

(iii) Copper production at the Chapada Mine.

Cash costs reported on a gold equivalent ounce and by-product basis (a non-GAAP measure — see Section 6) apply zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. Gold equivalent ounce is determined by converting silver production to its gold equivalent using relative gold/silver metal prices and adding the converted silver production expressed in gold ounces to the ounces of gold production. Gold production is expected to increase while change in copper and zinc production is expected to be modest and as such the impact of the by-product credit is reduced on a per ounce basis with increasing gold production. Cash costs are also impacted by inflation year-over-year.

Cash costs are reported annually and are expected to vary from quarter to quarter. For 2009 and 2010, the range of cash costs expected is as follows:

	2009	2010
Co-Product Cash Cost Estimates (per GEO) (i)
Chapada	$275 - $305	$290 - $310
El Peñón	$280 - $310	$280 - $310
Gualcamayo	$380 - $400	$380 - $410
Jacobina	$380 - $410	$350 - $380
Minera Florida	$340 - $350	$310 - $330
Other mines	$450 - $480	$455 - $480
Co-product cash cost per GEO	$345 - $375	$350 - $375

Co-product cash cost per pound of copper	$0.90 - $1.00	$0.92 - $1.05
By-product cash cost per GEO	$270 - $295	$265 - $310

(i)  Excluding cash cost estimates for Alumbrera.

Cash costs (cautionary note regarding non-GAAP measures included in this Management’s Discussion and Analysis) were estimated using the following copper prices and exchange rates:

	2009	2010
Copper (US$/lb)	1.75	2.00

Brazil - Reais/US$	2.20	2.20
Argentina – Pesos/US$	3.40	3.40
Chile – Pesos/US$	650.00	625.00

Production and cash cost guidance above is in line with previous guidance issued by the Company.

Capital expenditures for 2009 and 2010 are expected to be approximately $350 million and $400 million, respectively, including sustaining capital of approximately $130 million in each year. The majority of capital costs in 2009 are allocated to the expansion at Chapada, development work at El Peñón, development of the satellite deposits Amelia Ines and Magdalena and initial work on QDD Lower West at Gualcamayo, the purchase of certain additional mining concessions and further development at Jacobina. The decisions to develop C1 Santa Luz and Mercedes are expected to be made in mid-year 2009 and in the first quarter 2010, respectively, pending a cost review for improved economics at C1 Santa Luz and a final feasibility study and further exploration at Mercedes. Capital expenditures shown above assume a modest amount for these projects in 2009 and would increase mostly in 2010 once a construction decision is made. The decision to advance Ernesto/Pau-a-Pique and/or Pilar will depend on further evaluation of the economics of those projects in 2009. Results at Pilar are very promising and indicate more tonnes of comparatively higher grade than was earlier indicated. Additional capital would be required to advance these development stage projects to production.

Exploration expenses in 2009 are expected to be $56.0 million ($37.0 million capitalized and the remainder expensed). Yamana’s exploration program in 2009 will focus on mine and near-mine exploration primarily in Chile, Brazil, Mexico and Argentina.

In an effort to reduce volatility in cost structures due to fluctuating currency exchange rates, Yamana has hedged approximately 70% of its operating currency exposure at five of its mines in Brazil. A total of approximately 398.5 million Reais is now hedged for the next 2 years at an average rate of approximately 2.25 Reais to the United States Dollar.

In Chile, given the strong correlation between the Chilean Peso and copper prices, a weakening in the currency serves as a natural hedge to declining copper prices. Any decrease in copper margins for the Company’s unhedged copper due to lower copper prices is significantly offset by the expected margin improvements related to its gold and silver production in Chile due to a weaker Peso. In 2009, approximately 35% of Yamana’s gold production will be from mines in Chile.

4.                                      OVERVIEW OF FINANCIAL RESULTS

ANNUAL FINANCIAL REVIEW

•                  Net earnings of $434.8 million or $0.63 basic earnings per share compared with $157.2 million or $0.38 basic earnings per share for 2007, an increase of more than 65% on a per share basis.

•                  Annual revenues of $1.1 billion, an increase of more than 40% over 2007.

•                  Mine operating earnings of $362.8 million, a decrease of approximately 6% compared with $384.6 million in 2007 mainly due to lower copper prices.

•                  Foreign exchange gains of $131.5 million compared with losses of $40.4 million in 2007.

•                  Unrealized gains on derivatives, principally from copper derivatives, of $174.0 million.

•                  Cash flow from operations before changes in non-cash working capital (a non-GAAP measure) of $425.6 million for the year and cash flow from operations after changes in non-cash working capital of $328.7 million compared to $280.1 million and $281.1 million respectively for 2007.

•                  Impairment charges of $58.5 million against the São Francisco Mine mainly due to shortened life of mine as a result of revised estimate of proven and probable reserves.

•                  Exploration expense of $19.4 million.

•                  Equity financing raised a cash flow of $101.9 million, net of issue costs.

•                  Capital expenditures of $586.9 million in 2008 compared to $273.2 million in 2007.

•                  Repaid debt of $95.6 million and secured an additional $200.0 million revolving credit facility before the end of the year. The Company now has $500.0 million of available credit under revolving credit lines of which approximately $250.0 million remains undrawn.

The table below presents selected financial data for the Company’s three most recently completed fiscal years as presented in the audited consolidated financial statements:

(in thousands of dollars)	2008	2007	2006

Financial results
Revenues (ii)	$1,054,607	$747,091	$169,206
Mine operating earnings	$362,773	$384,580	$35,056
Net earnings (loss)	$434,772	$157,245	$(70,163)
Cash flow from (to) operations (after changes in non-cash working capital items)	$328,675	$281,129	$(3,215)
Cash flow from operations (before changes in non-cash working capital items) (iii)	$425,567	$280,099	$40,171
Cash flow to investing activities	$(559,715)	$(689,847)	$(179,029)
Cash flow from financing activities	$131,579	$614,344	$97,912

Per share financial results
Basic earnings (loss) per share	$0.63	$0.38	$(0.25)
Diluted earnings (loss) per share	$0.62	$0.36	$(0.25)

Financial position (in thousands of dollars)
Cash and cash equivalents	$170,137	$284,894	$69,680
Total assets	$9,337,353	$9,895,924	$2,181,192
Total long-term liabilities	$2,419,639	$3,469,659	$387,401

Production (iv)
Total gold equivalent ounces produced	982,897	597,304	313,591
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera	919,846	576,908	313,591

Cash costs net of by-product copper credits per gold equivalent ounce produced (iii)	$136	$(182)	$326
Co-product cash costs per gold equivalent ounce produced (iii)	$384	$330	$326

Chapada copper contained in concentrate production (millions of lbs)	139.3	122.9	—
Chapada co-product cash costs per lb of copper (iii)	$1.02	$0.72	—

Sales
Gold sales (ounces)	719,701	507,978	277,942
Pre-commercial gold sales (ounces)	—	—	19,739
Total gold sales (ounces) (i)	719,701	507,978	297,681

Chapada payable copper contained in concentrate sales (millions of lbs)	131.9	117.0	—
Chapada concentrate sales (tonnes)	241,341	201,248	—

Silver sales (million of ounces)	9.8	1.8	—

Average realized gold price per ounce (ii)	$871	$707	$613
Chapada average realized copper price per lb (excluding derivative contracts)	$3.17	$3.32	—
Average realized silver price per ounce (ii)	$15.18	$14.14	—

(i)          Includes payable gold ounces from the Chapada Mine and excludes sales from 12.5% interest in Alumbrera Mine.

(ii)      Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(iii)  A cautionary note regarding non-GAAP measures is included in Section 6 of this MD&A.

(iv)    Gold equivalent ounces calculations on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Silver production of approximately 12 million ounces for 2009 and 2010 is treated as a gold equivalent on this basis.

The following table presents a summarized Statement of Operations for the Company’s most recently completed fiscal years:

(in thousands of dollars)	2008	2007	2006

Revenues	$1,054,607	$747,091	$169,206
Cost of sales	(496,766)	(287,640)	(100,004)
Depreciation, amortization and depletion	(190,893)	(71,815)	(33,510)
Accretion of asset retirement obligations	(4,175)	(3,056)	(636)

Mine operating earnings	362,773	384,580	35,056

Expenses
General and administrative	(70,643)	(69,251)	(65,449)
Exploration and other operating expenses	(26,188)	2,872	—
Write-off of mineral interests	(58,993)	(1,821)	(3,675)

Operating earnings (loss)	206,949	316,380	(34,068)

Other business income (expenses)	47,758	(67,998)	(25,361)
Unrealized gain (loss) on derivatives	173,985	(29,068)	(35,773)

Earnings (loss) before income taxes, equity earnings and non-controlling interest	428,692	219,314	(95,202)

Income tax (expense) recovery	(19,683)	(63,872)	25,039
Equity earnings from Minera Alumbrera	25,763	3,820	—
Non-controlling interest	—	(2,017)	—

Net earnings (loss)	$434,772	$157,245	$(70,163)

Basic earnings (loss) per share	$0.63	$0.38	$(0.25)
Diluted earnings (loss) per share	$0.62	$0.36	$(0.25)

The Company successfully merged the Meridian and Northern Orion operations during the year after their acquisition by the Company in October 2007.

Earnings per share were $0.63 basic and $0.62 on a diluted basis, compared with $0.38 per share basic and $0.36 per share on a diluted basis for 2007 (2006 — loss $0.25 per share basic and diluted).

Net earnings for the year were $434.8 million compared with net earnings of $157.2 million in 2007 (2006 - loss of $70.2 million). Revenue increased due to higher production as a result of the full-year effect from the producing properties acquired in October 2007, and higher average realized prices for gold. This was partially offset by negative adjustments driven by a decline in copper prices on sales of concentrate. Unrealized gains from commodity derivative contracts, which were acquired to mitigate price risk of copper, offset the impact from the decline in the copper price on revenues. Increased cost of sales was driven by a stronger Brazilian Real versus the United States Dollar and higher prices for consumables versus 2007.

Gross revenues for the year were derived from the sale of 719,701 ounces of gold, 9.8 million ounces of silver and 131.9 million pounds of copper. This compares with gross revenues for 2007 from sale of 532,531 ounces of gold (2006 - 297,681 ounces of gold), 1.8 million ounces of silver (2006 - nil) and 117.0 million pounds of copper (2006 - nil). Higher production volumes were due to full-year operation of the mines acquired from Meridian and Northern Orion in October 2007 and increased production levels at Jacobina and Fazenda Brasileiro.

The Company’s average net realized gold price during the year was $871, an increase of 23% from an average net realized price of $707 per ounce in 2007 (2006 - $613 per ounce). The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales. The average market price for gold was $872 per ounce in 2008 compared to $697 per ounce in 2007 and $605 per ounce in 2006.

The average realized price of copper from Chapada was $3.17 per pound for the year, compared with the average realized price of $3.32 per pound in 2007 (2006 — nil). The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales. The average market price for copper was $3.16 per pound in 2008 (2007 - $3.24 per pound, 2006 - $3.06 per pound).

The average realized price for silver during the year was $15.18 per ounce, compared with the average realized price of $14.14 per ounce in 2007 (2006 — nil). The average market price for silver was $14.97 per ounce in 2008 (2007 - $13.39 per ounce, 2006 - $11.59 per ounce).

The Company’s mine operating earnings were adversely affected by higher depreciation, depletion and amortization by $119 million and lower copper prices. Higher production volume in 2008 drove up depreciation, depletion and amortization expense.

General and administrative expenses were $70.6 million for the year, compared with $69.3 million in 2007 (2006 - $65.4 million).

Exploration expenses were $19.4 million for the year, compared with nil in 2007. This is excluding capitalized exploration of $62.1 million.

An impairment charge of $58.5 million was also recorded during the year for the São Francisco Mine.

The low tax rate for 2008 is due to the reversal of future tax liabilities on the foreign exchange related to intercompany loans and the amortization of the purchase price adjustment related to the acquisition of Meridian in 2007.

The Company recorded equity earnings from its 12.5% interest in the Alumbrera Mine of $25.8 million for the year, compared with $3.8 million attributable to the Company in 2007 for the two-and-a-half-month period post acquisition. The Company’s interest in Alumbrera was obtained through the acquisition of Northern Orion in October 2007. Earnings at Alumbrera were also negatively impacted in the fourth quarter by the decline in copper prices.

Cash and cash equivalents as at December 31, 2008 were $170.1 million compared to $284.9 million as at December 31, 2007. Cash decreased year over year mainly due to $586.9 million of capital expenditures compared with $273.2 million in 2007. Capital expenditures increased in 2008 due to the construction of the Gualcamayo and São Vicente Mines as part of the Company’s growth strategy. Working capital as at December 31, 2008 was $161.3 million compared to $177.9 million as at December 31, 2007.

Cash flow from operations before changes in non-cash working capital items (a non-GAAP measure - see Section 6) was $425.6 million for the year compared with $280.1 million for the year ended December 31, 2007 (2006 - $40.2 million). The increase in cash flow from operations for the twelve months is primarily due to the full-year impact of post-acquisition sales of gold, copper and silver. Cash flow from operations after changes in non-cash working capital was $328.7 million compared with $281.1 million for 2007 (2006 - $3.2 million outflow).

QUARTERLY FINANCIAL REVIEW

•                  Net earnings of $179.4 million or $0.25 earnings per share compared with $47.1 million or $0.08 earnings per share for the same quarter in 2007.

•                  Revenues of $114.1 million, down 48% from the fourth quarter of 2007 mainly due to a 46% decline in copper prices resulting in significant negative pricing adjustments on prior period concentrate sales.

•                  Mine operating loss of $51.8 million (excluding a realized gain of $51.8 million on copper derivatives but including the negative copper pricing adjustments of $74.1 million) compared with earnings of $76.6 million in the fourth quarter of 2007.

•                  Unrealized gains on derivatives, principally from copper derivatives, of $137.5 million.

•                  Foreign exchange gain of $128.8 million compared with loss of $33.4 million in the fourth quarter of 2007 highlighting the fourth quarter devaluation of Latin American currencies against the United States Dollar. This should also benefit operating cost levels going forward.

•                  Cash flow from operations after changes in non-cash working capital of $103.4 million compared with $145.8 million in the fourth quarter in 2007. Excluding the negative pricing adjustments, cash flow from operations after changes in non-cash working capital would have been $184.1 million.

•                  Cash at the end of the year of $170.1 million. The cash position was strengthened through an equity financing for $108.0 million (Cnd$135.0 million), the monetizing of a portion of the copper derivatives for $47.5 million, the exercise of warrants for $39.5 million and the divestment of the Company’s 40% joint venture interest in the Rossi Mine for $29.2 million.

•                  Capital expenditures of $170.2 million for the quarter.

The table below presents selected quarterly financial and operating data:

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008

Financial results (in thousands of dollars)

Revenues (i)	$114,144	$247,465	$336,938	$356,060
Mine operating earnings (loss)	$(51,787)	$44,370	$174,942	$195,248
Net earnings for the period	$179,365	$150,199	$42,089	$63,119
Cash flow from operating activities (after changes in non-cash working capital items)	$103,371	$80,916	$136,346	$8,042
Cash flow from (to) operating activities (before changes in non-cash working capital items) (iii)	$45,909	$90,067	$181,418	$108,173
Cash flow to investing activities	$(145,222)	$(135,179)	$(155,651)	$(123,663)
Cash flow from (to) financing activities	$93,540	$(53,683)	$47,662	$44,060

Per share financial results
Basic earnings per share	$0.25	$0.21	$0.06	$0.09
Diluted earnings per share	$0.25	$0.21	$0.06	$0.09

Financial Position (in thousands of dollars)
Cash and cash equivalents	$170,137	$125,636	$238,377	$213,916
Total assets	$9,337,353	$9,222,513	$10,151,232	$9,929,098
Total long-term liabilities	$2,419,639	$2,616,937	$3,588,874	$3,499,390

Production
Total gold equivalent ounces produced	254,774	235,406	257,497	235,220

Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera	233,860	223,945	243,874	218,167

Co-product cash costs per gold equivalent ounce produced (ii)	$383	$454	$332	$376

Chapada copper contained in concentrate production (millions of lbs)	36.8	34.9	36.6	31.0
Chapada co-product cash costs per pound of copper (ii)	$0.90	$1.19	$0.98	$1.02

Sales
Gold sales (ounces)	166,009	173,342	193,150	187,200

Chapada payable copper contained in concentrate sales (millions of lbs)	30.1	33.4	35.2	33.2

Silver sales (million of ounces)	2.2	2.3	2.9	2.4

Average realized gold price per ounce (i)	$789	$861	$893	$937
Chapada average realized copper price per lb (excluding derivative contracts)	$1.59	$3.45	$3.81	$3.64
Average realized silver price per ounce (i)	$10.20	$14.56	$17.20	$17.83

	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Financial results (in thousands of dollars)
Revenue (i)	$218,598	$199,693	$183,667	$145,133
Mine operating earnings	$76,610	$124,936	$106,659	$76,375
Net earnings for the period	$47,109	$29,950	$52,761	$27,426
Cash flow from operating activities (after changes in non-cash working capital items)	$145,808	$55,354	$78,851	$13,861
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$28,033	$104,978	$90,905	$68,928
Cash flow (to) investing activities	$(535,865)	$(75,549)	$(61,375)	$(29,803)
Cash flow from (to) financing activities	$601,434	$(1,273)	$(1,542)	$15,725

Per share financial results
Basic earnings per share	$0.08	$0.08	$0.15	$0.08
Diluted earnings per share	$0.08	$0.08	$0.14	$0.07

Financial Position (in thousands of dollars)
Cash and cash equivalents	$284,894	$66,944	$88,956	$69,808
Total assets	$9,895,924	$2,516,995	$2,407,179	$2,267,075

Total long-term liabilities	$3,469,659	$489,585	$430,303	$384,455

Production
Gold equivalent ounces produced	209,092	131,366	115,843	120,607

Co-product cash costs per gold equivalent ounce produced (ii)	$350	$322	$325	$303

Chapada copper contained in concentrate production (millions of lbs)	30.5	33.5	31.5	27.4
Chapada co-product cash costs per lb of copper (ii)	$0.78	$0.71	$0.72	$0.66

Sales
Gold sales (ounces)	161,753	128,056	120,022	122,699

Chapada payable copper contained in concentrate sales (millions of lbs)	28.4	33.0	31.7	23.9

Silver sales (millions of ounces)	1.8	—	—	—

Average realized gold price per ounce (i)	$795	$686	$660	$645
Chapada average realized copper price per lb (excluding derivative contracts)	$3.19	$3.54	$3.59	$2.81
Average realized silver price per ounce (i)	$14.14	—	—	—

(i)          Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(ii)      During commercial production.

(iii)  A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis of Operations and Financial Condition (see Section 6).

(iv)    Gold equivalent ounces calculations on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Silver production of approximately 12 million ounces for 2009 and 2010 is treated as a gold equivalent on this basis.

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter:

	For the Three Months Ended
(in thousands of dollars)	December 31, 2008	December 31, 2007

Revenues before pricing adjustments	$188,282	$236,786
Pricing adjustments related to prior period revenues	(74,138)	(18,188)
Revenues	$114,144	$218,598

Cost of sales	(117,131)	(107,885)
Depreciation, amortization and depletion	(48,185)	(32,276)
Accretion of asset retirement obligations	(615)	(1,827)

Mine operating earnings (loss)	$(51,787)	$76,610

Expenses
General and administrative	(12,924)	(37,720)
Exploration and other expenses	(8,317)	19,049
Write-off of mineral interests	(58,993)	—

Operating earnings (loss)	$(132,021)	$57,939

Other business income	173,101	(48,708)
Unrealized gain on derivatives	137,534	50,417

Earnings (loss) before income taxes, equity earnings and non-controlling interest	$178,614	$59,648

Income tax (expense) recovery	6,744	(14,667)
Equity earnings from Minera Alumbrera	(5,993)	4,145
Non-controlling interest	—	(2,017)

Net earnings	$179,365	$47,109

Basic earnings per share	$0.25	$0.08
Diluted earnings per share	$0.25	$0.08

The dramatic worsening in financial markets since mid-September evolved into a global economic crisis by the fourth quarter of 2008. As a result of the downturn of the world economy, demand for most metals fell and prices declined significantly. Prices for copper dropped to a low of $1.27 per pound and an average of $2.14 per pound in the fourth quarter from an average of $3.34 per pound in the same quarter of 2007 (a decrease of nearly 36% on average prices) and from a high of $4.04 per pound and an average of $3.48 per pound in the third quarter, representing a decrease of 39% on average prices. Silver prices also decreased by 23% from the fourth quarter of a year ago. At the same time, exchange rates of currencies of the resource-based economies versus the United States Dollar were also falling. Exchange rates for the Brazilian Real and the Chilean Peso, currencies of countries where the Company’s key mining operations are located, versus the United States Dollar were down by approximately 28% in the fourth quarter compared to the same quarter of 2007. While the downward movement of the exchange rates of Brazil and Chile had a favourable effect on the Company’s operating costs, lower copper and silver prices adversely affected revenues.

Earnings per share were $0.25 on a basic and diluted basis for the fourth quarter of 2008, compared with basic and diluted earnings per share of $0.08 for the same quarter in 2007.

Net earnings for the fourth quarter were $179.4 million compared with net earnings of $47.1 million in the same quarter in 2007. Revenues were $114.1 million compared to $218.6 million for the same quarter in 2007. Revenue decreased mainly as a result of significant negative pricing adjustments driven by unfavourable copper prices on sales of payable copper in concentrate. The quarterly net earnings increased by more than three times over the same quarter of 2007 due to foreign exchange gains of $128.8 million on the strength of the United States Dollar, and realized and unrealized gains of $56.4 million and $137.5 million respectively, on commodity derivative contracts which served as an economic hedge to mitigate the price risk of copper sales.

Revenues for the quarter are comprised of the following:

	Quantity Sold	Realized Price	Revenue (in thousands of dollars)
Gold (i)	166,009 oz.	$789/oz.	$130,998
Copper (i)	30.1 million lbs.	$1.59/lb.	47,884
Silver	2,156,747 oz.	$10.20/oz.	22,005
Gross revenues			$200,887
Less:
- Treatment and refining charges			(5,036)
- Sales taxes			(3,456)
- Current period mark-to-market adjustments			(4,113)
- Pricing adjustments related to prior period concentrate revenues			(74,138)
Revenues			$114,144

(i)                                  Includes payable copper and gold contained in concentrate.

Revenues and mine operating earnings were reduced by $74.1 million relating to sales that occurred prior to the fourth quarter. The extent of these adjustments is considered to be non-recurring and unprecedented due to the magnitude of the change in the copper prices during the fourth quarter. The final settlements will however impact the first quarter 2009 and the impact is expected to be approximately $25 to $30 million.

The prices of gold, copper and silver for the fourth quarter of 2008 and 2007 are summarized below:

	Realized Price		Market Price
For the quarter ended December 31,	2008	2007	2008	2007
Gold (per oz.)	$789	$795	$795	$788
Copper (per lb.)	$1.59	$3.19	$1.79	$3.17
Silver (per oz.)	$10.20	$14.14	$10.20	$14.56

Realized prices compared to market prices for copper may vary due to infrequent shipments and depending on timing of the sales.

Unrealized gains from commodity derivative contracts, which were entered into to mitigate price risk of copper, more than offset the decrease in mine operating earnings and the impairment charges recorded during the fourth quarter. The Company’s mine operating earnings were adversely affected by the lower copper prices on sales and negative pricing adjustments related to prior period revenues, and higher depreciation, amortization and depletion resulting from higher production volume in 2008.

General and administrative expenses were $12.9 million for the fourth quarter, compared with $37.7 million in 2007. General and administrative expenses were higher in the fourth quarter in 2007 as a result of the acquisition of Meridian and Northern Orion. General and administrative expense in 2008 also included a credit of $8.2 million reflecting the results of the Company’s reassessment of the silicosis liability related to claims by former employees of Jacobina Mineração e Comércio Ltda.

Exploration expenses for the quarter were $5.6 million compared to $nil in the same quarter of 2007.

In the fourth quarter, as a result of its review of carrying values compared to discounted future net cash flows, the Company recorded an impairment charge of $58.5 million against the São Francisco Mine, one of the operating mines located in Brazil. Future cash flows are based on management’s estimate of the operating results of the mine together with their estimate of the resale value of assets at the end-life of the mine. The quantity of ore over the life of the mine has been reduced compared to 2007 due to the impact of using a lower ore grade estimate in determining reserves and resources thereby reducing the size of the ultimate open-pit design.

The Company recorded an equity loss of its 12.5% interest in the Alumbrera Mine of $6.0 million for the quarter, mainly due to lower copper prices, compared with earnings of $4.1 million attributable to the Company in the quarter ended December 31, 2007. The Company’s interest in Alumbrera was obtained through the acquisition of Northern Orion in October 2007.

Cash flow from operations after changes in non-cash working capital was a $103.4 million inflow for the fourth quarter compared with a $145.8 million inflow for the quarter ended December 31, 2007. The decrease in cash flow from operations after change in non-cash working capital was primarily due to a significant downturn in copper price causing lower copper sales revenues and negative pricing adjustments for copper in concentrate. The cash impact of pricing adjustments during the fourth quarter was negative $80.7 million. Excluding these adjustments, cash flow from operations after changes in non-cash working capital would have been $184.1 million inflow.

5.                                      MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF ANNUAL OPERATING RESULTS

In 2008, the Company produced 982,897 gold equivalent ounces. This compares to total production of 597,304 ounces during fiscal 2007 and production of 313,591 ounces during fiscal 2006.

Copper production of 139.3 million pounds from the Chapada Mine for the year increased by 13% over the production of 122.9 million pounds in 2007. Copper concentrate production at Chapada also increased by 21% over the prior year. Additionally, 43.2 million pounds of copper were produced from Alumbrera attributable to the Company compared with 11.4 million pounds in the last 3 months of 2007. The Company did not have any copper production during the comparative year ended December 31, 2006 as the Chapada Mine was undergoing construction.

Average cash costs for the year were $136 (net of by-product credits) per gold equivalent ounce including Alumbrera. This compares to cash costs of credit $182 per ounce for the year ended December 31, 2007 and $326 per ounce for the year ended December 31, 2006. Co-product cost was $384 per gold equivalent ounce for 2008.

Co-product cash costs per pound of copper were $1.02 for the year from Chapada, compared with $0.72 for the year ended December 31, 2007. Co-product cash costs for the year including the Company’s interest in the Alumbrera Mine were $1.18 per pound, compared with $0.79 for 2007.

The following table summarizes the production by mine for the fiscal year 2008:

	Total Gold Equivalent Production (oz.)			Co-Product Cash costs per Gold Equivalent Ounce (dollar) (ii)
	2008	2007	2006	2008	2007	2006

Chapada	150,037	178,125	7,881	337	218	—
El Peñón (i)	407,944	77,340	—	308	265	—
Jacobina	73,240	54,076	62,534	411	541	327
Fazenda Brasileiro	96,092	87,969	76,413	423	388	350
Minera Florida (i)	64,615	12,788	—	398	243	—
São Francisco	75,936	104,764	80,128	629	373	295
San Andrés	47,760	51,538	56,792	584	410	342
Fazenda Nova	—	6,925	29,843	—	551	294
Rossi (40% interest) (i)	4,222	3,383	—	661	469	—
Total	919,846	576,908	313,591	382	332	326

(i)          Production and cash cost information disclosed in the above tables for 2007 and 2006 for mines acquired during the year consist solely of the information that was attributable to the Company.

(ii)      A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

Proven and probable reserves were 19.4 million ounces of contained gold, 173 million ounces of contained silver and 11.5 billion pounds of contained copper as of December 31, 2008 based on a gold price of $700 per ounce (except for São Vicente at $428 per ounce), a silver price of $11 per ounce and a copper price of $1.85 per pound.  This represents an increase of approximately 1.4 million ounces of gold or 8% from the prior year.

PRODUCTION IN 2008: GOLD EQUIVALENT OUNCES BY MINE

OVERVIEW OF QUARTERLY OPERATING RESULTS

Total production for the fourth quarter was 254,774 gold equivalent ounces including the Company’s proportionate interest in production from the Alumbrera Mine. This compares favourably to production of 235,406 gold equivalent ounces for the third quarter of 2008 and attributable production of 229,488 gold equivalent ounces for the comparative quarter ended December 31, 2007.

Co-product cash costs (a non-GAAP measure, see Section 6) were $383 per gold equivalent ounce for the quarter compared with $350 per gold equivalent ounce for the comparative fourth quarter of 2007. This also represents a decrease from co-product cash costs of $454 per gold equivalent ounce for the third quarter of 2008.

Copper production also increased during the fourth quarter vis-à-vis that of the third quarter. Copper production for the quarter ended December 31, 2008 was 36.8 million pounds from the Chapada Mine, compared with 34.9 million pounds and 30.5 million pounds for the third quarter 2008 and the fourth quarter 2007, respectively. Additionally, 15.6 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 11.4 million pounds for the quarter ended December 31, 2007 and 9.5 million pounds in the third quarter 2008. Total copper production for the fourth quarter was  52.4 million pounds.

Co-product cash costs per pound of copper were $0.90 for the quarter from the Chapada Mine. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $0.96 per pound. This compares favourably to co-product cash costs per pound of copper of $1.32 during the third quarter 2008.

The following table summarizes production statistics attributable to the Company by quarter for 2008:

For the three months	Total Gold Equivalent Production (oz.)				Co-Product Cash Costs per Gold Equivalent Ounce (dollar) (i)
ended	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Chapada	35,263	35,876	41,959	36,939	293	367	345	341
El Peñón	97,944	98,976	113,150	97,873	332	342	284	277
Jacobina	23,439	18,519	18,581	12,701	573	772	(252)	553
Fazenda Brasileiro	24,143	23,344	25,545	23,060	360	492	376	473
Minera Florida	16,366	17,345	14,071	16,835	463	347	471	325
São Francisco	21,569	18,577	16,669	19,121	544	750	667	572
San Andrés	15,136	11,308	12,619	8,697	429	654	642	677
Rossi (40% interest) (ii)	—	—	1,281	2,941	—	—	861	574
Total	233,860	223,945	243,875	218,167	388	447	322	374

(i)                                  A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

(ii)                              Operations at the Rossi mine were suspended in mid-May 2008. The Company sold its interest in the Rossi mine in October 2008.

PRODUCTION IN THE FOURTH QUARTER 2008: GOLD EQUIVALENT OUNCES BY MINE

CHAPADA MINE

	Three months	Years ended
Operating Statistics	ended December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2006

Production
Concentrate (tonnes)	65,728	244,301	201,339	—
Pre-commercial production (tonnes)	—	—	—	10,278

Gold contained in concentrate production (ounces)	35,263	150,037	178,125	—
Pre-commercial production (ounces)	—	—	—	7,881

Copper contained in concentrate (millions of pounds)	36.8	139.3	122.9	—
Pre-commercial production (millions of pounds)	—	—	—	4.5

Co-product cash costs per oz of gold produced (i)	$293	$337	$218	—
Co-product cash costs per lb of copper produced (i)	$0.90	$1.02	$0.72	—

Ore mined (tonnes)	3,809,512	14,521,140	18,651,162	877,197
Ore processed (tonnes)	4,328,583	14,942,848	12,693,868	825,586

Gold ore grade (g/t)	0.37	0.44	0.60	—
Copper ore grade (%)	0.43	0.47	0.50	—

Concentrate grade - gold (g/t)	16.71	19.32	27.6	—
Concentrate grade - copper (%)	25.29	25.86	27.7	—

Gold recovery rate (%)	67.9	71.0	73.0	—
Copper recovery rate (%)	89.5	89.6	87.8	—

Sales
Concentrate (tonnes)	59,233	241,341	201,248	—
Payable gold contained in concentrate (ounces)	24,621	149,549	168,135	—
Payable copper contained in concentrate (millions of pounds)	30.1	131.9	117.0	—

Depreciation, amortization and depletion per gold ounce sold	$78	$47	$27	—
Depreciation, amortization and depletion per copper pound sold	$0.18	$0.15	$0.09	—

(i)             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Chapada is located in the state of Goiás, Brazil. The processing of ore at Chapada began in late November 2006 and the Company achieved commercial production on February 11, 2007. The original design and operational results to date show the promise of expanding mill throughput. The Company expects to complete the expansion of the mill and increase throughput to a rate of 20 million tonnes by mid-2009 and to expand in the next phase to 24 million tonnes.

Chapada produced a total of  35,263 ounces of gold contained in concentrate in the fourth quarter and  150,037 ounces of gold in the year 2008, compared with 45,428 ounces of gold in concentrate and 178,125 ounces of gold contained in concentrate during the comparable periods in 2007. Lower production was mainly due to lower gold ore grade.

Production of copper at Chapada was  36.8 million pounds in the fourth quarter and  139.3 million pounds for the year ended December 31, 2008. This compares with 30.5 million pounds and 122.9 million pounds of copper contained in concentrate during the comparable periods in 2007, showing an increase of 21% quarter-over-quarter and 13% year-over-year.

Co-product cash costs for the quarter were $293 per gold ounce and $0.90 per pound of copper which compare favourably to $367 per ounce and $1.19 per pound for the third quarter of 2008.

Total revenue for the quarter net of sales taxes and treatment and refining costs during the quarter was $7.3 million and $29.4 million on a full year basis. Associated overseas transportation costs were approximately $5.4 million and $26.7 million for the respective periods representing $0.15 and $0.19 per pound of copper, respectively. As at December 31, 2008, the Company had payables in the amount of $6 million in respect of concentrate sales.

Copper production for 2008 increased slightly from that of 2007. Meanwhile, gold production declined from that of 2007 with a decline in grade. This also resulted in an increase in cash costs year-over-year.

Efforts to reduce the impact of the annual rainy season in early 2009 were completed by the end of 2008. Total production at Chapada for 2009 is expected to be between 140,000 to 155,000 ounces of gold and 145 to 150 million pounds of copper at a co-product cash cost of between $275 to $305 per ounce of gold and $0.90 to $1.00 per pound of copper, respectively.

During the fourth quarter, the Company completed an updated feasibility study for the phased throughput expansion to 20 million tonnes per year and then to 24 million tonnes per year. The Company has commenced the first phase of the expansion to 20 million tonnes per year and plans to complete this phase by mid-2009. Expansion to 24 million tonnes per year is expected to begin by early 2010 and to be completed in approximately 18 months. The decision to expand to 32 million tonnes per year depends on prevailing metal prices and an increase in proven and probable reserves to extend the mine life. Capital expenditure estimates for 2009 and 2010 include these two phases of expansion.

The Company continues its effort to exploit the pyrite resource at the Chapada Mine by developing business opportunities in the sulphuric acid market. A scoping study was released in May 2007 and concluded that additional gold and copper, along with sulphuric acid could be recovered from the pyrite concentrate taken from the tailings of the principal operations at Chapada. In October 2008, the Company entered into agreement with a potential purchaser to explore the opportunity to supply pyrite concentrate for the production of sulphuric acid in a facility to be constructed by the purchaser near the Chapada mine. A feasibility study for the modification of the floatation circuit is now underway to determine the feasibility of producing pyrite concentrate that will meet the quality and quantity specifications of the purchaser.

EL PEÑÓN

	Three months	Years ended
Operating Statistics	ended December 31, 2008	December 31, 2008	December 31, 2007 (ii)	December 31, 2006

Production
Gold equivalent (ounces)	97,944	407,944	77,340
Gold production (ounces)	54,987	224,990	44,965	—

Cash costs per gold equivalent ounce produced (i)	$332	$308	$265	—

Ore mined (tonnes)	280,603	1,084,953	189,885	—
Ore processed (tonnes)	308,627	1,124,566	186,705	—

Gold ore grade (g/t)	5.98	6.73	7.92	—
Silver ore grade (g/t)	268.61	307.97	320.18	—

Gold ore recovery rate (%)	91.1	92.0	93.7	—
Silver ore recovery rate (%)	89.0	87.6	91.9	—

Sales
Gold sales (ounces)	50,626	216,810	43,005	—
Silver sales (ounces)	2,095,326	9,315,443	1,736,704	—

Depreciation, amortization and depletion per gold equivalent ounce sold	$291	$281	$193	—

(i)             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)          Comparative information reported in the above table excludes pre-acquisition data as Meridian Gold Inc. was acquired during the fourth quarter of 2007.

The El Peñón mine is located in northern Chile and producing gold and silver. It was acquired through the Company’s acquisition of Meridian in October 2007.

El Peñón produced 97,944 gold equivalent ounces during the fourth quarter, a 27% increase from the 77,340 gold equivalent ounces produced in the same quarter in 2007. Production for the year was  407,944 gold equivalent ounces. Cash costs were $332 in the quarter ended December 31, 2008, compared with $265 per ounce in the fourth quarter in 2007. Cash costs averaged $308 per ounce in 2008.

For the month of December 2008, average tonnage increased to approximately 110,000 tonnes and production totaled approximately 36,000 gold equivalent ounces. The Company intends to mine at a rate of 3,600 tonnes per day for the next two years before further increasing plant capacity although it will evaluate the further expansion as the proven and probable reserves increase. The Company expects to be mining at an effective rate of 500,000 gold equivalent ounces per year in 2009, targeting production of approximately 435,000 to 460,000 gold equivalent ounces and the creation of a stockpile. The Company believes that significant potential exists at El Peñón and has substantially increased budgeted capital expenditures based on exploration results.

JACOBINA

	Three months	Years ended
Operating Statistics	ended December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2006

Production
Gold production (ounces)	23,439	73,240	54,076	62,534

Cash costs per ounce produced (i)	$573	$411	$541	$327

Ore mined (tonnes)	417,521	1,509,679	1,044,312	1,102,188
Ore processed (tonnes)	468,562	1,388,086	1,040,174	1,094,143

Gold Grade (g/t)	1.74	1.82	1.71	1.91

Gold Recovery rate (%)	89.3	90.0	94.8	94.2

Sales
Gold sales (ounces)	20,510	69,792	54,458	64,102

Depreciation, amortization and depletion per gold ounce sold	$242	$248	$194	$196

(i)             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 23,439 ounces of gold in the fourth quarter and 73,240 ounces of gold in 2008. This compares with 18,264 ounces and 54,076 ounces of gold during the corresponding periods in 2007, representing increases of 28% quarter-over-quarter and 35% year-over-year. The increase in production was mainly due to improvement in the mine planning, expansion of the process plant and the impact of a sill pillar failure in 2007.

Cash costs were $573 per ounce of gold for the fourth quarter and averaged $411 in 2008, compared with $626 per ounce and $541 per ounce of gold in the comparable periods in 2007. Lower cash costs are mainly attributable to economies of scale resulting from increased tonnage of ore mined and processed and a credit from insurance proceeds on a business interruption claim of $16 million related to a sill pillar failure. In addition, a weaker Brazilian Real versus the United States Dollar in the fourth quarter of 2008 also contributed to lower expenses and cash costs for the quarter-over-quarter comparison.

For settlement of the claim against the 2007 sill pillar business interruption, the Company received and recorded a payment of $14.0 million from the insurance company in the quarter ended December 31, 2007. An additional and final settlement payment of $16.1 million was received and recorded in the second quarter in 2008.  The 2008 payment was credited against costs for the quarter in which the payment was received as it represented proceeds for lost margins in excess of losses incurred.

Significant development work was completed in 2008. In the fourth quarter, Jacobina reached production levels of 5,000 to 6,500 tonnes per day. Development work for the second phase of expansion to increase plant capacity to 7,500 tonnes per day also advanced during the fourth quarter of 2008 and will continue in 2009. The Company expects to be mining from 9 to 12 stopes at three mines in 2009 (Joao Belo, Canavieiras and Morro do Vento) with further development work at the fourth mine (Basal) progressing during the year. Production and costs may be improved over current guidance based on work done at Basal. At Jacobina, new reserve ounces exceeded ounces mined; resources were upgraded from Inferred to Measured and Indicated and the average grade improved notably.

The Company remains on track to increase the mining rate from developed stopes and expects to produce approximately 115,000 to 125,000 ounces of gold in 2009 at a cash cost of between $380 to $410 per ounce.

GUALCAMAYO PROJECT

First gold bullion was produced early in January 2009 at Gualcamayo, and commercial production is expected to commence by the end of the second quarter of 2009. The first ore pass, primary crusher and underground conveyer system are scheduled to be commissioned in the first quarter 2009. A second ore pass will follow with a start-up date in the third quarter 2009.

Total construction expenditures for 2008 were $163.3 million (including capitalized interest of $8.3 million) of which $54.6 million was spent during the fourth quarter. Total construction expenditures to date since the commencement of the project were $190.6 million. An additional $23.9 million was spent during the year on fixed assets, exploration and feasibility related expenditures.

Total production in 2009 is expected to be around 195,000 ounces of gold. Gold inventory of mined materials exceeded 45,000 ounces at the end of December 2008 and continues to increase. The Company has committed to the construction of the Amelia Ines and Magdalena open pit satellite deposits which are expected to contribute to overall production in the first half of 2009.

In January 2009, the Company announced the results of its studies relating to the mining of Gualcamayo’s Quebrada Del Diablo (QDD) Lower West underground deposit. Based on the results of the studies, the Company has decided to advance the front caving mining approach to optimize project returns and net present value, significantly increase mineable and recoverable reserves, achieve higher average head grade and increase mine life for Gualcamayo to approximately 13 years from the current mine life of nine years. Production from this underground deposit is expected to begin no later than in 2015. The Company continues to evaluate advancing production before 2015 by beginning mining in the western extension using the same front caving mining approach. The Company has allocated almost its entire $6 million exploration budget for Gualcamayo in 2009 toward further exploration of QDD Lower West.

MINERA FLORIDA

	Three months	Years ended
Operating Statistics	ended December 31, 2008	December 31, 2008	December 31, 2007 (ii)	December 31, 2006

Production
Gold equivalent (ounces)	16,366	64,615	10,694	—
Gold production (ounces)	15,169	57,325	12,788	—

Cash costs per gold equivalent ounce produced (i)	$463	$398	$243	—

Ore mined (tonnes)	140,771	471,798	74,307	—

Gold grade (g/t)	4.33	4.53	5.28	—
Silver ore grade (g/t)	22.24	36.68	66.59

Gold recovery rate (%)	82.7	84.2	81.7	—
Silver recovery rate (%)	67.8	70.0	68.9

Sales
Gold sales (ounces)	14,551	58,715	9,824	—
Silver sales (ounces)	61,421	471,150	70,564	—

Depreciation, amortization and depletion per gold equivalent ounce sold	$207	$134	$165	—

(i)                      A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis

(ii)                  Comparative information reported in the above table excludes pre-acquisition data as Meridian Gold Inc. was acquired during the fourth quarter of 2007.

Minera Florida is an underground mine located in the Alhue mining district of Chile. The mine was acquired through the Company’s acquisition of Meridian in October 2007.

The mine produced a total of 16,366 gold equivalent ounces in the fourth quarter in 2008 compared with 12,788 gold equivalent ounces in the same quarter in 2007. Cash costs for the fourth quarter were $463 per gold equivalent ounce compared with $243 per gold equivalent ounce in the same quarter in 2007.

On a yearly basis, Minera Florida produced 64,615 gold equivalent ounces in 2008 at average cash costs of $398 per gold equivalent ounce.

In addition, the mine produced 932 tonnes of zinc and 3,457 tonnes of zinc in the quarter and the year ended December 31, 2008, respectively. In 2007, production of zinc was 601 tonnes. Zinc is accounted for as a by-product.

Commissioning for the expansion at Minera Florida began during the fourth quarter, resulting in a throughput increase to 2,000 tonnes per day. The Company expects to produce approximately 105,000 to 110,000 gold equivalent ounces at Minera Florida in 2009. Minera Florida has the potential to increase annual production with a target of up to 120,000 gold equivalent ounces beginning in 2010 with a change in the mining method to accommodate the recently completed expansion and more effectively mine in narrow veins. The Company will assess the increase in mill throughput rate after two years of mining at the current rate.

OTHER MINES

The following table presents key operating data for the other mining operations:

	Three months	Years ended
Operating Statistics	ended December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2006

SAN ANDRÉS
Production
Gold production (ounces)	15,136	47,760	51,538	56,792
Cash costs per ounce produced (i)	$429	$584	$410	$342
Ore mined (tonnes)	723,064	2,827,494	2,608,051	3,159,294
Gold Grade (g/t)	0.89	0.71	0.58	0.66
Gold recovery rate (%)	74.6	76.3	105.7	85.6

Sales
Gold sales (ounces)	13,990	45,141	53,692	54,484

Depreciation, amortization and depletion per gold ounce sold	$53	$57	$49	$105

FAZENDA BRASILIERO
Production
Gold production (ounces)	24,143	96,092	87,969	76,413
Cash costs per ounce produced (i)	$360	$423	$388	$350
Ore mined (tonnes)	270,090	1,107,710	1,198,709	977,478
Ore processed (tonnes)	270,350	1,121,025	1,041,778	n/a
Gold Grade (g/t)	2.96	2.85	2.81	2.63
Gold recovery rate (%)	93.8	93.4	94.3	92.0

Sales
Gold sales (ounces)	21,683	95,461	86,959	75,321

Depreciation, amortization and depletion per gold ounce sold	$112	$104	$95	$104

SÃO FRANCISCO
Production
Commercial Gold production (ounces)	21,569	75,936	104,764	57,878
Pre-commercial Gold production (ounces)	—	—	—	22,250
Total Gold production (ounces)	21,569	75,936	104,764	80,128
Cash costs per ounce produced (i)	$544	$629	$373	$295
Ore mined (tonnes)	1,590,583	7,419,243	7,566,871	2,372,101
Gold Ore Grade (g/t)	0.65	0.60	0.54	0.67
Gold recovery rate (%)	66.8	58.6	79.2	51.7

Sales
Gold sales (ounces)	20,028	78,401	104,672	55,551
Pre-commercial gold sales (ounces)	—	—	—	19,739
Total gold sales (ounces)	20,028	78,401	104,672	75,290

Depreciation, amortization and depletion per gold ounce sold	$168	$158	$98	$50

ALUMBRERA (ii)
Production
Concentrate (tonnes)	18,024	68,281	20,254	—
Gold production (ounces)	2,963	7,560	3,379	—
Gold production in concentrate (ounces)	17,951	55,490	17,017	—
Total gold produced	20,914	63,050	20,396	—
Copper contained in concentrate (millions of pounds)	15.6	43.2	11.4	—
Cash costs per ounce produced (i)	$544	$(304)	$(816)	—
Co-product cash costs per ounce of gold produced (i)	$323	$431	$285	—
Co-product cash costs per pound of copper produced	$1.10	$1.69	$1.42	—
Ore mined (tonnes)	1,131,501	3,521,353	734,984	—
Gold ore grade (g/t)	0.66	0.55	0.77	—
Copper ore grade (%)	0.64	0.50	0.58	—
Gold recovery rate (%)	78.6	75.1	80.1	—
Copper recovery rate (%)	89.3	82.2	85.7	—

Sales
Gold sales (ounces)	17,864	53,874	20,085	—
Gold doré sales (ounces)	2,779	7,445	4,469	—
Total gold sales (ounces)	20,643	61,319	24,554	—
Silver sales (ounces)	53,807	140,967	n/a	—
Copper sales (pounds)	15,879,833	41,700,414	12,955,083	—

(i)                      A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)                  Comparative information reported in the above table excludes pre-acquisition data as Northern Orion Resources Inc. was acquired during the fourth quarter of 2007.

A total of 21,569 ounces of gold were produced from the São Francisco Mine during the fourth quarter compared with 21,244 ounces of gold during the comparative quarter ended December 31, 2007. On a full year basis, production was 75,936 ounces of gold in 2008 versus 104,764 ounces of gold in 2007. Lower production for the year was mainly due to significant variance between actual and planned head grade (mine call factor) which varies periodically due to the coarse gold contained in the ore. Given the coarse gold nature of the ore at São Francisco and the variability to low grade material and fixed mining costs, the cost structure at São Francisco is highly sensitive to movements in the currency and prices for consumables. The Company has implemented a new mine optimization plan to focus on sustainable production at lower costs. An impairment charge of $58.5 million was recorded for the São Francisco Mine during the year and the life of the mine has been shortened as a consequence of a revised estimate of the proven and probable reserves which decreased by 488,000 contained ounces of gold as at December 31, 2008.

Gold production from all other mines was 81,762 gold equivalent ounces during the fourth quarter compared with 75,668 gold equivalent ounces during the same quarter in 2007. Production improved despite the absence of attributable production from the Rossi Mine, which was divested in October 2008. On an annual basis, production from all other mines was 287,060 gold equivalent ounces in 2008, compared with 274,975 gold equivalent ounces in 2007. The comparative information for 2007 excludes the pre-acquisition data from the Rossi and Alumbrera interests, which were acquired by the Company from Meridian Gold Inc. and Northern Orion Resources Inc., respectively, in October 2007.

Production at San Andrés was 15,136 ounces of gold during the fourth quarter, compared with 8,139 ounces of gold in the quarter ended December 31, 2007. On an annual basis, production at San Andrés was 47,760 ounces of gold in 2008 compared to 51,538 ounces of gold in 2007. A number of productivity and cost reduction initiatives, including construction of new leach pads, continue at San Andrés.

The Fazenda Brasiliero Mine produced 24,143 ounces of gold in the quarter and 96,092 ounces of gold in the year ended December 31, 2008. This compares to 22,506 ounces of gold and 87,969 ounces of gold during the respective periods in 2007.

Operations began at São Vicente with the first gold pour early January 2009. The mine is on track for commercial production in the second quarter of 2009. Total production from São Vicente is expected to be between 55,000 to 60,000 ounces of gold in 2009. Total construction expenditures for 2008 were $56.8 million of which $9.8 million was spent during the fourth quarter. Total construction expenditures to date since the commencement of the project were $76.7 million. The São Vicente mine is an open pit mine, located 50 kilometres north of the Company’s São Francisco mine. Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel northwest trending zones. There is potential for further upside through continued mine exploration. Initial mine life of São Vicente is expected to be five to six years.

Due to contractor issues the operator of the Rossi Mine (in which the Company held a 40% interest) suspended its operations in mid-May this year. In October, the Company sold its interest in the Rossi Mine for total gross cash proceeds of $29.2 million.

The Company’s interest in the Alumbrera Mine is reported as an equity investment. The Company recorded a loss from its 12.5% interest in Alumbrera Mine of $6.0 million and earnings of $25.8 million for the three and twelve months ended December 31, 2008, respectively. The Company received $nil and $34.0 million in cash distribution during the three months and twelve months ended December 31, 2008.

The Fazenda Nova Mine in Brazil ceased mining operations in May 2007 and is currently under reclamation. Total expenditure of reclamation was $1.8 million in 2008.

6.                                      NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “cash cost per gold equivalent ounce” and “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

By-product and Co-product Cash Costs Per Ounce

The Company has included cash cost per ounce information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. The following table provides a reconciliation of cost of sales per the financial statements and cash cost per ounce:

	In thousands of US dollars			US dollar per gold equivalent ounce
	2008	2007	2006	2008	2007	2006
Cost of sales (i)	$496,766	$287,640	$100,004	$505	$482	$353

Adjustments:
Copper by-product credits	(322,690)	(357,650)	—	(328)	(599)	—
Non-controlling interest	—	(4,650)	—	—	(8)	—
Impact of equity interest in Alumbrera (12.5%)	(19,566)	(20,043)	—	(20)	(34)	—
Non-cash adjustments and other	(20,619)	(13,997)	(7,596)	(21)	(24)	(26)
Total cash costs (ii)	$133,891	$(108,700)	$92,408	$136	$(183)	$327

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

(iii)              The reconciliation of cost of sales to co-product cash costs includes treatment and refining charges, overseas freight and non-cash adjustments on the movement of inventory of $9.6 million and $16.3 million for the fourth quarter and full year 2008, respectively.

Cash Flow From Operations Before Changes in Non-Cash Working Capital

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

7.                                      BUSINESS ACQUISITIONS

ACQUISITION OF MERIDIAN GOLD INC.

In 2007, the Company acquired all of the outstanding common shares of Meridian Gold Inc. (“Meridian”), which held two operating mines in Chile: El Peñón and Minera Florida; a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the United States. The Company offered to exchange 2.235 common shares of the Company and $6.99 cash for each common share of Meridian. The purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share or $3.6 billion. The acquisition was accounted for as a multi-stage acquisition with minority interest expense net of tax of $2 million included in the earnings of Meridian from October 12, 2007 until the 100% interest was achieved at December 31, 2007.

In the fourth quarter of 2008, the Company divested its 40% interest in the Rossi Mine for cash proceeds of $29.2 million and a gain of $2.3 million. The gain on the sale of this interest is not considered material to the Company.

ACQUISITION OF NORTHERN ORION RESOURCES INC.

On July 19, 2007, the Company and Northern Orion Resources Inc. (“Northern Orion”) entered into a definitive business combination agreement whereby the Company would acquire all of the issued and outstanding securities of Northern Orion on the basis of 0.543 of a Yamana common share for each Northern Orion share. Having fulfilled the customary conditions including approval by the shareholders, Northern Orion was amalgamated as a 100% subsidiary of the Company on October 13, 2007. As a result of the acquisition of Northern Orion, the Company has acquired interests in the Alumbrera Mine (12.5%) and the Agua Rica project (100%) in Argentina. The results of operations of Northern Orion were included in the consolidated financial statements of the Company from October 13, 2007.

ACQUISITION OF VICEROY EXPLORATION LTD.

In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. The Company exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of the Company at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. The Company has consolidated the results of operations from October 13, 2006. On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition.

ACQUISITION OF DESERT SUN MINING CORP.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. The Company exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of the Company at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share.

ACQUISITION OF RNC GOLD INC.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53.0 million, comprised of approximately 5.8 million Yamana common shares, $22.3 million in cash and other transaction costs.

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property. On July 6, 2006, the Company sold the La Libertad Mine and its interest in the Cerro Quema development stage property for total consideration of 32 million shares in Central Sun Mining Corp.

8.                                      LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as at December 31, 2008 were $170.1 million compared to $284.9 million as at December 31, 2007. Factors that could impact on the Company’s liquidity are monitored regularly and include the market price of gold and copper, production levels, operating cash costs, capital costs and exploration expenditures.

Cash on hand at the end of the year decreased by 40% from that of the prior year mainly due to repayment of term debt and higher outflows of cash in expenditures related to mine construction and expansion, partly offset by higher proceeds from the exercise of options and warrants in 2008, the monetization of the copper derivatives, the sale of Rossi and an equity issue in December.

Working capital was $161.3 million as at December 31, 2008, at about the same level as at December 31, 2007.

Gold sales are made at spot prices and receivables are settled in approximately 3 to 5 days.

OPERATING CASH FLOW

Cash flow generated from operations before changes in non-cash working capital items for the year was $425.6 million compared to $280.1 million and $40.2 million for the years ended December 31, 2007 and 2006, respectively. The increase is mainly attributed to significant increases in revenues. Changes in non-cash working capital items for the year were a cash outflow of $96.9 million (2007 — inflow of $1.0 million; 2006 — outflow of $43.4 million).

In the fourth quarter of 2008, cash flow to operating activities before changes in non-cash working capital was $45.9 million and cash flow from operating activities after changes in non-cash working capital item was $103.4 million, compared with $28.0 million and $145.8 million, respectively, in the same quarter of 2007. Cash flows from operating activities were lower due to lower sales revenues for copper and a higher negative pricing adjustment related to prior period revenues as a result of significantly lower copper prices. Excluding the pricing adjustment for prior period revenues of $74.1 million, cash flow from operating activities after changes in non-cash working capital item would have been $184.1 million for the fourth quarter of 2008.

Cash inflow from operations after taking into effect changes in working capital items for the year was $328.7 million, compared to an inflow of $281.1 million and outflow of $3.2 million for the year ended 2007 and 2006, respectively.

FINANCING ACTIVITIES

Cash inflows from financing activities for the year ended December 31, 2008 were $131.6 million compared to $614.3 million in 2007 and included the following:

•                  proceeds, net of transaction costs of a public offering for $101.9 million;

•                  $170.4 million from the exercise of options and warrants;

•                  dividends paid of $69.9 million; and

•                  debt repayment of $95.6 million.

The Company further increased its revolving credit facility to $500 million. The following summarizes the terms in respect to these facilities as at December 31, 2008:

•                  The facilities bear interest at a rate of LIBOR plus 1.5% to 3% per annum (December 31, 2007 - LIBOR plus 0.95% to 1.5% per annum), depending on the Company’s debt to EBITDA ratio. The effective interest rate at December 31, 2008 was 5.83% and 4.46% on the non-revolving credit facility and revolving credit facility respectively (December 31, 2007 — 6.01% and 5.74% respectively).

•                  Undrawn amounts are subject to a commitment fee of 0.55% to 1.1% per annum (December 31, 2007 - 0.2% to 0.4% per annum) depending on the Company’s debt to EBITDA ratio.

•                  The non-revolving facility and $250.0 million of the revolving facility matures in 2012.  The remaining $250.0 million under the revolving facility matures 2010. Amounts drawn down as at December 31, 2008 mature in 2012.

•                  The facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature up to 2012.

As at December 31, 2008, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES

Cash outflow to investing activities were $559.7 million (2007 - $689.8 million) for the year of which approximately $122.3 million includes expenditures on property, plant and equipment, $240.5 million to mineral properties and construction of $224.2 million. These outflows represent an increase of over 110% in expenditures relating to mineral interests in comparison to prior year’s expenditures of $273.2 million outlining management’s intent to properly develop and expand existing assets and create new mines.

The following is a summary of capital expenditures by mine for the fourth quarter and for the years ended December 31, 2008 and 2007:

	Three months	Years ended
(in thousands of dollars)	ended December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2006

Gualcamayo	$61,763	$187,190	$65,278	$3,570
Jacobina	22,244	87,779	72,027	20,602
El Péñon	22,276	74,898	15,280	—
São Vicente	12,582	59,615	17,504	2,846
Minera Florida	19,856	50,778	7,200	—
Chapada	15,737	34,492	38,864	142,809
Mercedes	3,122	19,202	2,718	—
San Andrés	4,149	17,514	7,500	4,034
São Francisco	2,105	12,437	17,551	27,959
Jacaranda	2,802	11,640	1,397	—
Pilar	1,624	11,125	4,605	1,162
Agua Rica	1,616	7,821	3,372	—
Other	305	12,429	19,856	16,319
	$170,181	$586,920	$273,152	$219,301

(i)                                  Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.

9.                                      CAPITALIZATION

Shareholders’ equity as at December 31, 2008 was $6.5 billion compared to $5.9 billion as at December 31, 2007.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2008:

(in thousands)	Actual outstanding as at December 31, 2008	Weighted average year-to-date (i)	Weighted average Q4 (i)

Common shares	732,845	691,536	706,869
Warrants	14,530	8,652	3,344
Options	5,065	1,497	293
Total	752,440	701,685	710,506

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants.

Of the total number of warrants outstanding, approximately 9.2 million warrants are publicly traded with an average weighted exercise price of Cdn$11.05.

SHARE CAPITAL

As at December 31, 2008, the Company had 732.8 million (December 31, 2007 - 668.4 million; December 31, 2006 - 344.6 million) common shares outstanding. The basic weighted average number of common shares outstanding was 691.5 million shares for the year and 706.9 million shares for the quarter ended December 31, 2008.

The Company issued a total of 64.4 million common shares during the year, 22.5 million in connection with a public offering, and an additional 41.9 million common shares in respect to the exercise of stock options, share appreciation rights and warrants.

As of March 16, 2009, the total number of shares outstanding are 732.9 million.

WARRANTS

As at December 31, 2008, the Company had a total of 14.5 million (December 2007 - 46.9 million; December 31, 2006 - 16.9 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants were exercisable at an average weighted exercise price of Cdn$13.73 per share (December 2007 — Cdn$6.91 per share; December 31, 2006 - Cdn$8.66 per share). The weighted average remaining life of warrants outstanding was 1.5 years (December 31, 2007 - 1.2 years; December 31, 2006 - 2.6 years).

During 2008, the Company did not issue any additional warrants.

The remaining warrants held from the acquisition of Northern Orion have the following terms:

(i)                      The YRI.wt.c warrants have an exercise price of Cdn$6.00. On exercise the holder would receive 0.543 of a Yamana share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

STOCK-BASED INCENTIVE PLANS

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted Stock-Based Incentive Plans designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company did not grant any stock options under its stock option plan (“Share Incentive Plan”) during the current fiscal year.  A total of 9.0 million stock options were granted during the comparative period ended December 31, 2007, 18.3 million stock options were granted during the period ended December 31, 2006.

A total of 11.7 million and 7.8 million stock options were exercised during 2008 and 2007 respectively (2006 — 9.9 million) under the Share Incentive Plan. A total of 5.1 million (December 31, 2007 - 17.2 million; December 31, 2006 - 16.1 million) stock options were outstanding as at December 31, 2008 all of which were exercisable (December 31, 2007 17.2 million; December 31, 2006 - 15.9 million). Stock options outstanding as at December 31, 2008 had a weighted average exercise price of Cdn$9.21 per share (December 31, 2007 - Cdn$8.08; December 31, 2006 - Cdn$7.27 per share) and a weighted average life of 2.81 years (December 31, 2007 - 2.96 years; December 31, 2006 - 4.55 years).

The Company established two new stock-based compensation plans in 2008, the Deferred Share Unit (“DSU”) and the Restricted Share Unit (“RSU”) plans (refer to Note 19 of the consolidated financial statements for additional details).

The Company granted 272,692 DSUs at a weighted average price of Cdn$11.88 for a total non-cash expense of $3.0 million during 2008. A mark-to-market recovery of $0.5 million is included in general and administrative expenses with respect to these DSUs for a net expense of $2.5 million for 2008.

During 2008, the Company granted a total of 1,128,125 RSUs at a weighted average price of Cdn$13.47. A total of $2.0 million was credited to contributed surplus and $nil share capital in respect of these RSUs as these awards have not yet fully vested. The expense of $2.0 million is included in general and administrative expenses.

10.                               GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $70.7 million for the year ended December 31, 2008 compared with $69.3 million in 2007 (2006 - $65.4 million).

General and administrative expenses for the fourth quarter were $12.9 million and includes a credit of $8.2 million on the reversal of the Silicosis liability at the Jacobina mine.

General and administrative and other expenses were higher for 2008 as it includes stock-based compensation and expenses resulted from the full-year effect of the Company’s post-acquisition growing operations. Most of the general and administrative expenses are incurred in currencies other than the United States Dollar, therefore it would cause a foreign exchange impact on the Company’s earnings.

The Company has a defined benefit pension plan covering certain North American employees. The pension plan is frozen as of December 15, 2008 and is currently in the process of being formally closed with the assets being liquidated. Included in general and administrative expenses on the Company’s consolidated statement of operations is $0.3 million of pension expense (2007 - $0.1 million).

The Company expects ongoing general and administrative expenses to be in the range of $65 - $70 million per annum.

11.                               FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars, Mexican Pesos and Honduras Lempiras. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

In 2008, the Company recognized foreign exchange gains of $131.5 million. This compares to a foreign exchange loss of $40.4 million for 2007 (2006 - gain of $0.3 million). The gains arose mainly from foreign exchange effect on future income tax liabilities recognized on business acquisitions. A strong United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 15, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended			As at
	December 31, 2008	December 31, 2007	Variance	December 31, 2008	Variance
Average Exchange Rate
USD-CAD	1.2101	0.9804	23.4%	1.2228	-1.0%
USD-BRL	2.2908	1.9516	17.4%	2.3560	-2.8%
USD-ARG	3.3363	3.1218	6.9%	3.4571	-3.5%
USD-CLP	644.4283	522.3674	23.4%	647.9950	-0.6%

	Twelve months ended
	December 31, 2008	December 31, 2007	Variance	December 31, 2006	Variance
Average Exchange Rate
USD-CAD	1.0667	1.0744	-0.7%	1.1346	-6.0%
USD-BRL	1.8402	1.9516	-5.7%	2.1800	-15.6%
USD-ARG	3.1709	3.1218	1.6%	3.0914	2.6%
USD-CLP	523.9220	522.3674	0.3%	539.3932	-2.9%

Period-end Exchange Rate
USD-CAD	1.2228	0.9820	24.5%	1.1664	4.8%
USD-BRL	2.3560	1.7741	32.8%	2.1385	10.2%
USD-ARG	3.4571	3.1500	9.7%	3.0702	12.6%
USD-CLP	647.9950	497.7000	30.2%	532.5500	21.7%

12.                               INVESTMENTS AND INVESTMENT INCOME

INVESTMENT AND INTEREST INCOME AND EXPENSES

Investment losses net of interest income were $29.1 million for the year compared to investment and interest income of $11.5 million for 2007 (2006 - income $3.1 million). The Company recognized investment write-offs on its available-for-sale and auction rate securities, which are classified as a long-term investment, for a total amount of $39.6 million during the year, which more than offset its interest income.

Interest and financing expenses were $44.7 million for the year compared to $22.0 million for 2007 (2006 - $ 28.8 million). Higher interest and financing expenses were mainly due to interest expense on increased borrowing and other financial fees.

LONG-TERM INVESTMENTS

Third-party sponsored Asset-backed commercial paper (“ABCP”)

The Company holds Cdn$15 million face value in Symphony Trust Series A notes, which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets (the “ABCP investment”). The ABCP investment was acquired through the Company’s acquisition of Northern Orion in October 2007 and was recorded at its estimated fair value as of the acquisition date. The ABCP investment matured on August 24, 2007, however, due to the liquidity issues in the ABCP market, there was no settlement on the maturity date. Through the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper, a process is underway to exchange the defaulted short-term notes for longer terms notes along with the creation of a liquid trading market. However, the ultimate trading values and recoveries of the ABCP investment are uncertain as at December 31, 2008.

The Company has estimated the fair value of the ABCP investment considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company performed a discounted cash flow valuation on the ABCP based on the forecasted ultimate recovery of the ABCP investment to determine carrying value. The Company’s valuation of the ABCP investment assumed that the repayment, discounted at a risk-free rate plus a 10% credit spread, would occur in 8 years and interest would be accrued over this period. As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount of the ABCP investment. Subsequent valuations since December 31, 2007, have not resulted in any additional write-down of the ABCP investment in the current year.

The Company has classified the ABCP investment as a long-term investment since the end of 2007.

Through a series of actions during 2007 and 2008, an agreement (“the Montreal Accord”) was reached regarding the comprehensive restructuring of the ABCP covered by the Montreal Accord. The Company’s Symphony Trust notes were part of this restructuring. This restructuring was completed in January 2009 resulting in the creation of several new special purpose investments that were distributed to affected ABCP holders in lieu of the ABCP that was held. Based on the underlying assets of the Symphony Trust, the Company received new Master Asset Vehicle II notes (“MAV II Notes”) as a replacement for the old Symphony Trust notes. As part of the restructuring, $0.4 million in interest was paid on the Company’s notes in January 2009.

For the Symphony Trust Series A Notes, the Company received new MAV II Notes, which consist of Class A-1 and A-2 Notes for a total value of Cdn$13.4 million, and Class B and Class C Notes for a total of Cdn$1.5 million. On January 21, 2009, Dominion Bond Rating Service (“DBRS”) finalized the ratings of “A” to both the Class A-1 and Class A-2 Notes. The Class B and Class C Notes have not yet been rated by DBRS. The MAV II trust indenture provides that payment of all or a portion of the interest owing to holders of the Class A-1 Notes may be deferred, but in any event no later than January 22, 2019, at which time all interest then accrued and unpaid on the Class A-1 Notes shall be paid. The valuation of the MAV II Notes has assumed that interest is accrued and paid on the expected repayment date of January 22, 2017, as outlined in the MAV II trust indenture.

The restructuring of the notes, which also included the establishment of new bank and government liquidity lines and credit ratings for the new master asset vehicles, is a positive development for the Company’s investments (now MAV II Notes). With the restructuring, there is a greater likelihood that a secondary trading market will develop for these securities.

Auction-Rate Securities (ARS)

The Company holds $30.1 million face value in ARS with various legal maturity dates to 2052 (the “ARS investments”). These ARS investments can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries. The ARS investments were acquired through the Company’s acquisition of Meridian Gold in October 2007 and recorded at estimated fair value on the acquisition date resulting in an impairment of par value as of that date of 50% of the carrying value.

Although there are prospects for the restructuring of the underlying securities or the creation of secondary trading markets for the securities, the ultimate trading values and recoveries of the ARS investments are highly uncertain. Due to the absence of a tradable and properly functioning market for auction rate securities, the Company has not been able to liquidate its ARS investments and thus realize any value on its ARS investments. Although the Company continues to receive interest payments, the ARS investments are not currently trading and therefore do not have a readily transparent market value.

The Company performed a discounted cash flow valuation on the ARS based on the forecasted ultimate recovery of the ARS investment to determine carrying value. Unlike the Canadian ABCP restructuring, there has been no similar development for the ARS market in the United States. Furthermore, the ARS market has deteriorated further. Specific to the Company’s ARS, there have been several credit downgrades for the securities and one issue had an event of default.

The Company’s valuation of the ARS investments assumed that repayment, discounted at a risk-free rate plus a 20% credit spread, would occur in 20 years. The Company also assumed that the ARS investments continue to stay current on their interest payments. As a result of this valuation, the Company recorded an impairment of approximately 90% of the principal amount for a total write-down of $27.1 million, $12 million of which was recorded in December 2008 in investment and other business loss.

The Company continues to monitor developments in the market for ARS instruments.

Corporate and Agency Bonds

In the first quarter of 2008, the Company wrote-down the corporate and agency bonds to their market value of $4.0 million. These were subsequently sold in the second quarter of 2008 for cash proceeds of $4.4 million.

13.                               INCOME TAXES

The Company recorded an income tax expense of $19.7 million for the year.  This compares to a tax expense of $63.9 million for 2007 and a tax recovery of $25.0 million for 2006.  The current year income tax provision mainly reflects a current income tax expense of $65.6 million for 2008 and a future income tax recovery of $45.9 million.  This compares to a current income tax expense of $79.4 million for 2007 and $6.0 million for 2006 and a future tax recovery of $15.5 million for 2007 and a $31.1 million recovery for 2006.  The expense reflects the current taxes incurred in our Brazilian, Chilean and Honduran mines.  The expense is reduced by the recognition of tax losses available to be used against future income taxes payable in Brazil and the reversal of the future tax liability on inter-company loans.

The tax rate is summarized as follows:

(For the year ended December 31, 2008)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Income
Income from operations	$362,773	$86,549	$(20,747)	$65,802	18.1%
Other income (loss)	$65,919	$(20,938)	$(25,181)	$(46,119)	-70.0%

	$428,692	$65,611	$(45,928)	$19,683	4.6%

(For the year ended December 31, 2007)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Income
Income from operations	$384,580	$119,077	$(2,887)	$116,190	30.2%
Other income (loss)	$(165,266)	$(39,727)	$(12,591)	$(52,318)	31.7%

	$219,314	$79,350	$(15,478)	$63,872	29.1%

(For the year ended December 31, 2006)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Income
Income from operations	$35,056	$16,524	$691	$17,215	49.1%
Other income (loss)	$(130,258)	$(10,486)	$(31,768)	$(42,254)	32.4%

	$(95,202)	$6,038	$(31,077)	$(25,039)	26.3%

The consolidated balance sheet reflects recoverable tax installments in the amount of $14.4 million and an income tax liability of $6.8 million. Additionally, the balance sheet reflects a future income tax asset of $148.5 million and a future income tax liability of $1.7 billion.

The Company has approximately $139.1 million of tax losses available for carryforward in Brazil.  Approximately 70% of these losses have been recognized as a tax asset.  The Company expects to use these losses against future income from operating mines in Brazil.

The majority of the future tax liability arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase.  Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted.  The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold.

The largest components of the future tax liabilities relate to:

(in thousands of dollars)
Gualcamayo	$232,000
Agua Rica	$362,000
El Peñón	$304,000
Exploration Potential	$606,000

The Company has exposure to foreign exchange fluctuations in Brazil.  As the Real weakened by 33% throughout the year vis-à-vis the U.S. Dollar, from a rate of 1.7713 as at December 31, 2007 to a rate of 2.3560 as at December 31, 2008, it resulted in a future income tax recovery of approximately $38.5 million on the revaluation of U.S. Dollar denominated inter-corporate debt, although the debt is eliminated on consolidation.

The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

The Company’s combined Canadian federal and provincial statutory tax rate was 33.5% (2007 - 36.1%; 2006 - 36.1%). There are a number of factors that affect the Company’s effective tax rate including the rate differential and proportion of income earned in each jurisdiction, tax benefits that were not recognized, foreign currency gains and losses and changes in tax rates. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the effective tax rate is provided in Note 23 to the consolidated financial statements.

14.                               CLOSURE AND RECLAMATION COSTS

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged to 2008 earnings was $4.2 million compared to $3.1 million in 2007 (2006 - $0.6 million).

Reclamation expenditures during the year were $7.5 million compared to $4.7 million in 2007 (2006 - $0.4 million).

15.                               DERIVATIVES

The Company recorded realized losses on the settlement of derivatives of $10.0 million in 2008 compared with $17.1 million of realized loss in 2007.

Additionally, the Company recorded unrealized gains on commodity derivative contracts of $174.0 million for the year ended December 31, 2008. This compares to an unrealized loss of $29.1 million in

2007.  These unrealized gains on the copper derivative contracts are described below under “Commodity Hedging”.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate commodity price risk and enable business planning with greater certainty. From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to mitigate risks to earnings and cash flows from its Chapada mine. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with certainty. As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted. However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. In accordance with derivative accounting rules changes, the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at December 31, 2008 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses. During the fourth quarter, cash proceeds of $47.5 million were realized on reducing the commodity derivative contracts by 86.3 million pounds.

The following table summarizes the details of the copper hedging program outstanding as at December 31, 2008:

Year of Settlement	Contract Type	Pounds Outstanding (in millions)	Weighted Average Contract Price ($/lb)	Weighted Average Forward Price as at December 31, 2008 ($/lb)	Unrealized Gain (Loss) on Copper Derivatives (in thousands) (a)
2009	Forward sales	49.2	$2.9912	$1.3992	$78,006
2010	Forward sales	1.4	$3.0060	$1.4233	$1,958
		50.6			$79,964

(a)          Excluded unrealized gains of $12.7 million related to contracts expired before the end of 2008 for settlement in January 2009.

The Company recorded a net mark-to-market gain of $139.0 million and $175.4 million for the three month and twelve month periods ended December 31, 2008 (2007: fourth quarter — gain of $48.4 million; twelve months — loss of $30.3 million), net of the mark-to-market gain on the call options. This is due to a significant decline in the price of copper that started in the third quarter and continued in the fourth quarter. The Company has a total of 50.6 million pounds under open forward contracts as at December 31, 2008. Subsequent to the end of 2008, the Company entered into additional forward sales contracts to hedge 26.5 million pounds of copper at $1.54 per pound for the period between February and July of

2009. These contracts and the existing forward sales positions held by the Company hedge 75.7 million pounds of copper at about $2.50 per pound for the year 2009.

During the year, the Company closed its forward sales commitment for silver and zinc resulting in cash proceeds of $4.3 million to the Company.

CURRENCY HEDGING

As at December 31, 2008, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 398.5 million Reais at an average exchange rate of 2.2545 Real to the United States Dollar. The Company has effectively hedged approximately 70% of its Real based operating expenditures at its Brazilian mines.

The notional amounts of these forward contracts have been designated against forecast Real denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. A total of 207.1 million Reais are hedged for 2009 and approximately 191.4 million for 2010 through April 2011.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $46.5 million for the twelve month period ended December 31, 2008 credited to other comprehensive income and the ineffective portion of $13.6 million expensed in 2008.

The following table summarizes the details of the currency hedging program as at December 31, 2008:

(quantities in thousands)

	Jacobina		São Francisco		São Vicente
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate

2009	65,700	2.3264	59,818	2.1359	25,576	2.3980
2010	53,266	2.4395	60,000	1.9915	22,808	2.3980
2011	—	—	20,000	1.9650	—	—
	118,966	2.3757	139,818	2.0467	48,384	2.3980

	Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at Dec. 31, 2008

2009	41,040	2.3900	14,984	2.3980	207,118	2.2928	2.3560
2010	34,200	2.3900	1,099	2.3980	171,373	2.2477	2.3560
2011	—	—	—	—	20,000	1.9650	2.3560
	75,240	2.3900	16,083	2.3980	398,491	2.2545	2.3560

INTEREST RATE HEDGING

The Company has interest rate swap agreements for a total amount of $550.0 million, with a notional amount of $465.8 million as at December 31, 2008, to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.50% plus a margin of 1.5% to 3% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. The current margin is 1.1%. Of the amount hedged the Company has settled $21.1 million of the notional amount in the fourth quarter and $84.2 million of the notional amount in the twelve months ended December 31, 2008.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $13.6 million loss for the year ended December 31, 2008 recorded to other comprehensive income.

16.                               CONTRACTUAL COMMITMENTS

The Company is contractually committed to the following as at December 31, 2008:

Year(in thousands of dollars)	2009	2010	2011	2012	2013	Thereafter	Total
Mine operating/construction and service contracts and other	$187,929	$69,668	$55,510	$18,616	$581	$4,801	$337,105
Long-term debt principal repayments (i)	84,211	84,211	84,211	313,156	—	—	565,789
	$272,140	$153,879	$139,721	$331,772	$581	$4,801	$902,894

(i) Excludes interest expense

17.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.

The Company has a contingent liability which consists of amounts provided to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The Company estimates this contingency to be about $6.1 million as at December 31, 2008. The decrease of $16.8 million in the year relates to the movement of claims that have been settled or released as well as the devaluation of the Brazilian Real vis-à-vis the United States Dollar.

18.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements. All items that meet the definition of off-balance sheet arrangements are disclosed in the notes to the financial statements.

19.          GOLD AND COPPER MARKETS

For the quarter and year ended December 31, 2008, spot gold prices averaged $795 and $872 per ounce, respectively. This represents an increase of 1.3% from the fourth quarter of the prior year and an increase of 25.1% from the 2007 year-average.

The Company’s gold is sold at spot prices in world markets. The Company’s revenue and profitability are highly dependant on spot gold prices. Gold prices continue to be supported by positive market fundamentals. Decreasing mine supply, steady investment and physical demand and lower central bank selling and lending are all driving prices. As well, gold’s appeal as a hedge against inflation and the United States Dollar has continued to underpin higher gold prices in the near-term. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term in the midst of a high degree of market volatility.

For the quarter and year ended December 31, 2008, spot copper prices averaged $1.79 and $3.16 per pound, respectively. This represents a decrease of 46% compared with the same quarter of 2007 and a decrease of 3% compared with the 2007 year-average. Copper prices in the fourth quarter of 2008 declined approximately 49% from that of the third quarter. The drop in prices was caused by the rapid downturn in global economic activities brought about by the ongoing financial crisis. The world’s major copper consuming nations, most notably the United States and China, are experiencing a sharp contraction of growth in GDP. Recently, global copper inventories have started to increase substantially as consumers continue to reduce stock and copper demand has eased. However, the Company expects that copper prices will remain well above long-term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards and compared with other base metals.

20.          RESERVE ESTIMATES

The figures for reserves and resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervise the preparation of the reserve reports. The Company’s reserve reports are reviewed by Evandro Cintra, Senior Vice-President Technical Services, who is a “qualified person”.

Proven and probable reserves were 19.4 million ounces of contained gold (December 31, 2007 — 17.9 million), 173.5 million ounces of contained silver and 11.5 billion pounds of contained copper as of December 31, 2008 based on a gold price of $700 per ounce (except for São Vicente based on $428 per ounce), a silver price of $11.00 per ounce and a copper price of $1.85 per pound. This represents an increase of approximately 1.4 million ounces of gold or an 8% from the prior year.

The Company had 173.5 million ounces of contained silver from the El Peñón and Minera Florida mines and the Mercedes and Agua Rica projects as at December 31, 2008.

The primary changes in proven and probable reserves were:

Increase in contained ounces (in thousands)

Gualcamayo	1,131
Mercedes	604
Jacobina	171
Minera Florida (Alhue)	144
São Francisco	(488)
Alumbrera	(105)

Reserves as at December 31, 2008 were estimated using the following price assumptions:

	Gold price per oz / Copper price per lb
Mine/Project	2008	2007	2006

Jacobina	$700	$575	$475
San Andrés	$700	$575	$450
Fazenda Brasileiro	$700	$575	$450
Chapada	$700 / $1.85	$575 / $1.75	$450 / $1.10
São Francisco	$700	$575	$450
São Vicente	$428	$428	$428
Fazenda Nova	n/a	$575	$550
C1 Santa Luz	$700	$575	$425
Ernesto	$700	$575	$450
El Peñón	$700	$575	n/a
Gualcamayo	$700	$575	n/a
Pilar	$700	$575	n/a
Amancaya	$700	$550	n/a
Alhue	$700	$575	n/a
Mercedes	$700	n/a	n/a

Proven and probable reserves for Chapada were 2.5 million contained gold ounces and 2.4 billion pounds of contained copper. This compares to 2.4 million ounces of contained gold ounces and 2.3 billion pounds of contained copper as at December 31, 2007. Current resource estimates include 745,000 contained gold ounces of measured and indicated resources plus an additional 661,000 contained gold ounces of inferred resources. Contained copper resources include 797 million pounds of measured and indicated resources plus an additional 823 million pounds of inferred resources. A 17-year mine life is contemplated for Chapada based on current throughput.

Proven and probable reserves for the São Francisco Mine were 727,000 contained ounces which compares to 1.2 million contained ounces as at December 31, 2007. A change of reserve model parameters and mining account for the reduction of the contained reserves. Current resource estimates include 549,000 ounces of measured and indicated resources plus an addition of 582,000 ounces of inferred resources.

The Company was successful in developing a decline which exposed the vein at the Mercedes Project. The reserves as at December 31, 2008 were 604,000 contained ounces of gold. Total measured and indicated resources at year end were 70,000 contained ounces plus an additional 85,000 contained ounces of inferred resources. A pre-feasibility study was commissioned.

Proven and probable reserves increased by 1.1 million contained ounces at the Gualcamayo mine as a result of drilling at the QDD lower west target. Total proven and probable gold ounces were 2.9 million contained ounces and current resource estimates include 592,000 measured and indicated ounces and 428,000 ounces of inferred resources.

Proven and probable reserves at San Andrés were 734,000 of contained gold ounces which compares to 741,000 ounces as at December 31, 2007.

At Jacobina, new proven and probable reserve ounces exceed mined ounces with 1.4 million contained ounces at the end of the year. Additionally, approximately 50% of reserves are in the proven category.  Resources were upgraded from Inferred to Measured and Indicated for a total of 1.5 million contained ounces of Measured and Indicated resources at the end of the year. Inferred resources were previously determined on geological modeling and Yamana has reduced total Inferred resources pending further drilling that will lead to better geological modeling. Average grades improved in all reserve and Measured and Indicated resource categories vis-à-vis the prior year.

It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units-of-production would be impacted by a change in reserves/resources.

Complete information relating to reserves and resources indicating tonnage and grade for the various mines and projects is contained in a complete resource and reserve table accompanying this annual report.

21.          EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. The Company spent $81.5 million during the year on exploration programs of which $62.1 million was capitalized and $19.4 million was expensed. This compares to $40.9 million during the comparative year ended December 31,

2007, all of which as capitalized. The summary that follows summarizes key initiatives and highlights from the exploration program at the Company.

The Company has allocated approximately $55.6 million in its 2009 budget for exploration. The 2009 exploration program will focus on El Peñón, Quebrada del Diablo (“QDD”) Lower West at Gualcamayo, Alhue, Jacobina, Mercedes and Pilar de Goías.

GUALCAMAYO, ARGENTINA

Quebrada del Diablo (“QDD”) Lower West Update

In January 2009, the Company received the results of its studies relating to the mining of QDD Lower West underground deposit. Two alternative approaches to mining the deposit were considered with the conclusion that QDD Lower West is feasible as an underground operation under either approach. The approaches were evaluated based on overall project cost, complexity, total gold recovery, value and return maximization and the potential for further upside. Under the first approach, mining would be by shrinkage fill with production targeted to begin in 2011. Under the second approach, a front caving with pillar recovery method would be used with targeted production expected to begin in 2015. The latter approach would effectively extend Gualcamayo’s expected mine life from 9 years to 13 years.

The Gualcamayo property is located in northern San Juan Province, Argentina, approximately 270 km north of the provincial capital, San Juan City. It consists of three main mineral deposits, the main QDD deposit, the Amelia Ines and Magdalena satellite deposits and the QDD Lower West underground deposit. The QDD Lower West deposit is located below QDD, towards the west and continued drilling on the deposit is expected to increase reserves, particularly in the western extension.

The project has been evaluated based on approximately 15,000 metres of drilling, although considerable drilling and other related exploration is ongoing in the western extension, extensive geological, geotechnical and metallurgical test work, feasibility level design and engineering and initial underground development to improve knowledge of the deposit and provide access for underground exploration. The metallurgical test work supports heap leaching recovery of approximately 80% within 30 days.

The QDD Lower West mineral resource estimate, based on a cut-off grade of 1.0 g/t Au using sample data received as of September 30, 2008, includes measured and indicated resources of 8.26 million tonnes grading 2.90 g/t Au containing 769,000 ounces of gold, and inferred resources of 1.6 million tonnes grading 2.66 g/t Au containing 136,000 ounces of gold.

The financial analysis for the studies used a gold price of $725 per ounce. At the current gold price of $900 per ounce, the after-tax IRR for the QDD Lower West project using the front caving approach increases to over 50% and the project would have an after-tax net present value (at 5% discount rate) of approximately $100 million.

Both mining methods are feasible. The front caving mining alternative increases total mineable ounces, reduces costs, provides significantly improved returns, allows for the expansion of resources and better addresses geotechnical constraints and provides for a longer mine life and a higher return and value. The shrinkage fill method would accelerate production from QDD Lower West. Based on the results of the studies, the Company has decided to advance the front caving mining method. Further, the Company will continue drilling with the goal of proving up the QDD Lower West western extension which has the potential to significantly expand reserves. With additional drilling and assuming an extension of QDD Lower West, the Company believes that it may accelerate the production schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDD Lower West and its return on investment.

The advantages of pursuing the front caving alternative include:

•                  improved project returns and net present value;

•                  improved cash costs relating to the underground mining thereby decreasing the average cash costs for Gualcamayo;

•                  significant increase in mineable and recoverable reserves;

•                  higher average head grade; and

•                  increased mine life for Gualcamayo to approximately 13 years from its current mine life of nine years.

The financial analysis of both alternatives suggests that the value of and the return for QDD Lower West are more sensitive to gold price and operating costs than capital expenditures. As drilling continues, the Company will continue to evaluate opportunities to further enhance project economics including the potential to reduce operating costs, increase mineable reserves through extension to the west and accelerate production.

The current analysis for the front caving approach considers mining beginning in the area below the main QDD open pit which is the area with the most defined resources. The Company continues to evaluate advancing production before 2015 by beginning mining in the western extension using the same front caving mining approach. The Company has allocated almost its entire $6 million exploration budget for Gualcamayo in 2009 toward further exploration of QDD Lower West.

MERCEDES, MEXICO

In February 2009, the Company announced the results of its studies relating to the development of its Mercedes project. The Mercedes project is located in northern Sonora, Mexico approximately 200 kilometres south of Tucson, Arizona. The deposit consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system with several mineralized structures discovered to date, two of which, the Mercedes and Klondike veins, have been significantly advanced and support development of Mercedes as a mine.

The proposed bench and fill mining method is consistent with the mining method used at the Company’s El Peñón mine where geologic conditions are similar to Mercedes. Expected throughput at 1,500 tonnes per day would result in production of approximately 118,000 GEO for approximately six years based on known reserves. Cash costs are expected to be $264 per GEO. Gold recovery is expected to be approximately 95% based on metallurgical test work to date. Silver recovery is expected to be approximately 30% which is consistent with similar mineral deposits. Gold and silver production is expected to be approximately 112,000 ounces and 366,000 ounces, respectively, or approximately 118,000 GEO as previously indicated. GEO calculations are based on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Total capital costs are expected to be approximately $152 million including a contingency of $16.8 million and owner costs of $9.8 million. Costs for Mercedes were determined for the purposes of the study based on inputs and quotations in 2008. The Company believes improvements in these cost references may be possible.

The financial analysis for the study, using a gold price of $814 per ounce and a silver price of $13 per ounce, suggests an after tax NPV at a 5% discount rate of $72.7 million, with an after tax IRR of 22.4%.

The Company intends to continue to advance the project in 2009. Mercedes shows a high geological potential given the size of the property and the results of geological and geophysical studies to date. The Company is continuing to drill at Mercedes targeting 30,000 metres of drilling in 2009, with a budget of approximately $4.0 million. The Company intends to provide updates to this study and, depending on the results, expects to make a construction decision thereafter. Construction of the mine is expected to take approximately two years and, provided that a construction decision is made not later than Q1 2010, the Company expects to be in production at Mercedes by 2012. The Company will also determine improvements in costs in addition to increased recoverable gold equivalent ounces during this period. The Company believes that in 2009 most of the inferred resources and some narrow indicated resources may be upgraded to reserves, further increasing reserves by approximately 80,000 GEO. The Company’s objective is to increase total recoverable GEO to at least 1.0 million GEO before a construction decision is made. With the upgrade of inferred resources and the discovery of an additional 280,000 GEO with a successful drilling and exploration effort, the estimated NPV and IRR would increase to $153 million and 27.4%, respectively, based on the same economic assumptions used in the current study. In 2009, the current capital budget includes an amount for the continued development of a production-ready exploration decline that is currently 400 metres long and has reached the mineralized zone in Mercedes, confirming grades and vein width. This decline will provide confirmation of the grade distribution, and other geological and geotechnical aspects, and will also serve as a platform for underground drilling and preparation for future mine development work.

ERNESTO/PAU-A-PIQUE, BRAZIL

In February 2009, the Company announced the results of its studies relating to the development of its Ernesto/Pau-a-Pique project. The Ernesto/Pau-a-Pique project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil. The Ernesto deposit is approximately 60 kilometres south of the Company’s São Francisco mine. The Pau-a-Pique deposit is approximately 56 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant.

The deposits are hosted by meta-sedimentary rocks of Proterozoic age and at the contact with underlying granitic basement rocks. The gold mineralization is hosted by quartz veins in the metasedimentary rocks (arenites and conglomerates) or associated with shear zones at the contact of the metasediments with the underlying granite basement. At Ernesto, gold-rich quartz veins and veinlets occur within a thick, low-angle structure at the base of the meta-sedimentary sequence and within sulphidic horizons in overlying altered meta-arenite units.

The project has been evaluated based on more than 50,000 metres of drilling to date, and the region hosts various targets of considerable potential for increasing resources at the project. The Company plans to continue with additional exploration in 2009, focusing on infill drilling at Ernesto in particular.

The Ernesto/Pau-a-Pique mineral resources estimate, based on cut-off grades of 1.0 g/t gold for the open pit and 1.5 g/t gold for underground, includes indicated resources of 3.95 million tonnes grading 4.67 g/t gold containing 593,000 ounces of gold and inferred resources of 3.14 million tonnes grading 3.02 g/t gold containing 305,000 ounces of gold.

An infill program is planned for 2009 to support a feasibility study and construction decision by the end of the year. The Company believes that Ernesto/Pau-a-Pique has significant merit. Given the robust return, high grade, comparatively low capital cost and significant infrastructure supporting the project, the Company’s capital cost budget includes the costs for construction beginning in 2010, and anticipates Ernesto/Pau-a-Pique will be in production in 2012.

The financial analysis for this study using a gold price of $825 per ounce suggests an after tax NPV at a 5% discount rate of $138 million, with an after tax IRR of 38%. This includes certain incentives and tax benefits related to operating in Mato Grosso state, which the Company is entitled to rely on for all of its exploration, development and producing properties in Mato Grosso. Ernesto/Pau-a-Pique would be supplementing production from the Company’s mines already in production and in proximity to Ernesto/Pau-a-Pique in Mato Grosso.

Total capital costs are expected to be approximately $86 million through 2010 and 2011. Total annual production is expected to be approximately 100,000 ounces of gold with an average cash cost of approximately $356 per ounce.

The Company intends to determine if further improvements in equipment and contractor costs can be realized in 2009, as the capital cost references for this project were made in 2008. Certain elements of the scoping study for Ernesto/Pau-a-Pique, including capital and operating costs, are consistent with higher level financial and operating review and support the Company’s objective of completing a feasibility-level study by the end of 2009.

PILAR, BRAZIL

In 2008, the Company invested approximately $6.1 million and drilled approximately 23,000 metres at its Pilar project in Goias state, Brazil. Exploration in 2009 contemplates a budget of approximately $4.0 million and 20,000 metres of drilling planned. In less than a year, an inferred mineral resource estimate of 12.4 million tonnes grading 2.42 g/t gold and containing approximately 970,000 ounces was delivered, and more than 43,000 metres of drilling has been completed to date. An update to Pilar’s resource estimate is expected in Q2 2009 which will include the drilling information completed in 2008. Pilar is advancing rapidly to the development stage and the Company anticipates that Pilar will be developed in part as an open pit and also as an underground mine.

22.          DEPLETION AND IMPAIRMENT OF MINERAL INTERESTS

Depletion on mineral interests is calculated on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are several uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates.

Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $800 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there is no impairment in mineral interests nor goodwill as at the current fiscal year end, except for the São Francisco Mine.

Differences between management’s assumptions and market conditions could have a material effect in the future.

23.          RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, copper, silver and zinc) and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2008. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining properties in Brazil, Argentina, Chile, Honduras and Mexico and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars, Mexican Pesos and Honduran Lempiras.  Revenues are earned in United States Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the United States Dollar over short-term periods.

The sensitivity of the Company’s net earnings due to a 10% change in United States Dollar exchange rate compared to the following currencies is summarized in the table below. The sensitivity analysis includes the impact of the foreign currency movements on operating costs and unrealized gains on losses arising from the translation of monetary assets and liabilities as at the balance sheet date.

(In thousands of dollars) (On 10% change in United States Dollar Exchange Rate)	Effect on net earnings, net of tax	Effect on operating earnings	Effect on translation of monetary assets and liabilities

Brazilian Real	$11,704	$9,031	$2,673
Argentine Peso (i)	$61,943	$3,462	$58,481
Canadian Dollar	$6,485	$—	$6,485
Honduran Lempiras	$1,172	$704	$468
Chilean Peso	$6,599	$4,744	$1,854

(i)                                  The sensitivity to the Argentine Peso is attributable to large future income tax liabilities in respect to business acquisitions.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the United States Dollar as further discussed in Section “Derivatives”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, copper and silver.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations.

The sensitivity of the Company’s revenues and net earnings due to a 10% change in commodity prices is summarized in the table below:

(In thousands of dollars) (On 10% change in price)	Revenues	Effect on net earnings, net of tax

Gold	$68,344	$40,699
Copper	$61,329	$50,126
Silver	$14,856	$8,846

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section “Derivatives” for details).

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Derivatives”.

The Company has not hedged any of its gold.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt.  During the fourth quarter of 2007, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in other comprehensive income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. We mitigate liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Environmental Risks

The Company’s mining and processing operations and exploration activities in Brazil, Chile, Argentina, Mexico and Central America are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Energy Risks

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers.

24.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•      Revenue Recognition

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled.

Sales revenue is recognized at the fair value of consideration received. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale. Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices. Incidental revenues from the sale of by-products (zinc) are classified with cost of sales. Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices. Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of extreme and unusual price volatility, such as the steep decline in copper prices that occurred during September to December in 2008, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant.

For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

•      Asset retirement obligations

Asset retirement obligations are accrued at their fair value. Fair value is determined as the discounted future cash expenditures. Asset retirement obligations and other environmental liabilities are based on management judgments and estimated engineering costs, taking into account the anticipated method and extent of remediation consistent with legal requirements, current technology and the possible use of the location. Since these estimates are specific to the locations involved, there are many individual assumptions underlying the Company’s total asset retirement obligations and provision for other environmental liabilities. While these individual assumptions can be subject to change, none are individually significant to the Company’s reported financial results. Asset retirement obligations are amortized over the life of each mine on a unit-of-production basis.

•      Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

•      Depletion and impairment of mineral properties

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•      Goodwill and impairment testing

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

For goodwill impairment testing purposes, the Company estimates the fair value of a gold property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates.

•      Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•      Income taxes

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

Long-term income tax liabilities are recorded on the profits earned in Chile that the Company expects to repatriate to its foreign shareholders.

•      Purchase price allocations on business acquisitions

Purchase price allocations on business acquisitions are determined by the Company based on detailed valuations which rely in part on a report from a third party expert. The preliminary allocation of the purchase prices represents management’s initial estimates. A detailed valuation is to be completed within one year of each acquisition. It is anticipated that the final purchase price allocations may result in a change to the amounts assigned to mineral properties, a change to the value attributable to tangible assets and the identification of goodwill.

•      Long-term investments

Long-term investments held by the Company include third-party sponsored asset backed commercial paper (“ABCP”) and Auction Rate Securities (“ARS”). Due to the absence of properly functioning markets for these assets, the Company has estimated the fair value of these investments considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of Section 1400, “General Standards of Financial Statement Presentation”; Section 1535, “Capital Disclosures”; Section 3031, “Inventories”; Section 3862, “Financial Instruments — Disclosures”; and Section 3863, “Financial Instruments – Presentation”. As a result, the Company has added the following new accounting policies:

(i)                                    General Standards of Financial Statement Presentation

Section 1400, “General Standards of Financial Statement Presentation” has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management makes an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

(ii)                                Capital Disclosures

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

(iii)                            Inventories

The new standard Section 3031 on inventories, establishes standards for the measurement and disclosure of inventories.  The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed.

Except for the new guidance on reversal of write-downs the Company’s current practice for valuing inventory is substantially in accordance with the new standard. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial statements.

(iv)                              Financial Instruments – Disclosure and Presentation

Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

25.   INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries with respect to their plans to converge to International Financial Reporting Standards (“IFRS”):

•                  The Accounting Standards Board in Canada and the Canadian Securities Administrators (“CSA”) have confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  On February 13, 2008, the CSA confirmed that use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s GAAP for those enterprises.

•                  The Brazilian accounting standards setting body, Comitê de Práticas Contábeis, has announced the adoption of IFRS effective January 1, 2010 for financial reporting by public companies.

•                  In Chile, IFRS will likely be adopted between 2009 and 2011, depending on the nature and ownership structure of the business.  The accounting standards setting body of Chile, Colegio de Contadores de Chile, continues to deliberate the timetable and requirements for conversion to IFRS.

•                  On August 28, 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of 2008.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS.  Current status of the project is as follows:

RESOURCES

•                  In addition to the designated project management position within the controller’s organization, the Company has earmarked resources at the corporate and São Paulo offices for the project.  The Company will continue to invest in training and resources to ensure a timely and effective conversion.

•                  The Company has retained the services of a major public accounting firm to provide technical and process management assistance.

PROCESS

•                  A diagnostic assessment of the key impact areas was completed and it is being followed by a detailed assessment of accounting and measurement differences between IFRS and the Company’s practices.  The assessment has been carried out at the corporate and regional offices in Brazil and Chile.  Further detailed work to quantify differences is planned to be undertaken at the other regional offices and minesites during 2009.

•                  A high-level impact assessment of IFRS conversion on Company’s IT Systems and tax processes has also been performed; impact assessment in IT Systems, tax, business processes will continue, in terms of both breadth and depth.

•                  Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the next phase of the project.   An issues log has been established to identify and monitor resolution of issues.

•                  In addition to the quarterly update, the project team has planned for and communicated to the Company’s Audit Committee the schedule of two IFRS training/orientation sessions during 2009.  Training and communication plans have been developed to execute knowledge transfer during 2009, which is commensurate to the knowledge required by the staff members who are assigned to execute specific tasks of the conversion project.  Communication for external stakeholders is planned for 2010.

•                  The Company’s Internal Control Group has begun planning to access the project management process for adequacy in achieving the desired project results.

•                  Appropriate communication channels have been established to periodically keep operating departments and staff members in the Controller’s organization informed of the project status.

•                  The Company’s external auditor is kept aware of the progress and the issues identified.

ACCOUNTING POLICIES

•                  An initial assessment of exemptions available under IFRS 1 “First-time Adoption of IFRSs” has been completed.

•                  The Company will make decisions on the allowable exemptions under IFRS 1 that it will invoke after careful consideration of sensitivities around financial and operational implications.

26.          RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued Canadian and United States accounting pronouncements are outlined below.

Canadian GAAP

a)              In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 “Goodwill and Intangible Assets” to replace Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”.

•                  Effective January 1, 2009, the Company adopted the new handbook Section 3064, which clarifies the recognition and measurement criteria of intangible assets and, in particular, for intangible assets that are generated internally.  This Company expects the adoption of this Standard will not have a material effect on its consolidated financial position or results of operations.

b)             In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581, and Section 1600. These Sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 with earlier application permitted.

•                  Effective January 1, 2011, the Company will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation on acquisitions, the accounting for assets and liabilities assumed and non-controlling interests.  The impact of implementation of this standard will not be material to the Company’s consolidated financial statements.

c)              Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011 (the “Changeover Date”).

•                  Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements.  The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

United States GAAP

a)              In December 2007, the FASB released FASB 141-R, “Business Combinations” and FASB 160, “Non-controlling Interests in Consolidated Financial Statements” - an amendment of ARB No. 51.

•                  FASB 141-R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company.  This statement will require more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs and non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.  The Company will assess the impact of this standard for business combinations occurring after January 1, 2009.

•                  FASB 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year.  The objective of this statement is to improve the relevance, comparability, and transparency of the financial information as it requires more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs (e.g., deal fees to attorneys, accountants, investment bankers) and non controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.  The Company is assessing the impact of the new standards.

b)             In March 2008, FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

•                  This Statement requires enhanced disclosures about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for under FAS 133 (including interpretations) and how these affect a company’s financial position, financial performance and cash flows which collectively improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

c)              In May 2008, FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.

•                  The Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. FASB 162 became effective 60 days following the Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board (“PCAOB”) amendment to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The SEC granted approval of the PCAOB amendment in September 2008. Adoption of this Standard is not expected to result in a change in the Company’s current practice.

d)             In late June 2008, FASB released EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, which provides further guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk.

•                  The Company’s functional currency is the United States Dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these instruments will need to be treated as derivatives and recorded as liabilities that are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. EITF 07-5 is effective for interim and annual financial statements related to fiscal years beginning after December 15, 2008, and earlier adoption is not permitted.

27.          DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our  transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that, as of December 31, 2008, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.  The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Deloitte and Touche LLP, the Company’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of the Company for the year ended December 31, 2008, and have also issued a report on the internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

CHANGES IN INTERNAL CONTROLS

During the year ended December 31, 2008, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2008 and December 31, 2007 and results of operations for the period ended December 31, 2008, December 31, 2007 and December 31, 2006.

This Management’s Discussion and Analysis has been prepared as of March 16, 2009. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2008 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2008 and the most recent Annual Information Form for the year ended December 31, 2008 on file with the Securities Commissions of all of the provinces in Canada and the 2008 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at , and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.